Filed pursuant to Rule 424(b)(5)

SEC File No. 333-66371

PROSPECTUS SUPPLEMENT

(To Prospectus dated July 12, 1999)

404,350 Shares

$1.93 Series A Cumulative Convertible Preferred Stock

All of the 404,350 shares of our series A cumulative convertible preferred stock (series A preferred) offered hereby are being sold by us to an institutional investor at a negotiated price equal to $21.25 per share, resulting in an aggregate purchase price of $8,592,438. The proceeds to us, after deducting estimated offering expenses of $50,000, will be approximately $8,542,438.

Our series A preferred common stock is currently listed on the New York Stock Exchange under the symbol “USVa.” The last reported sale price of our series A preferred on the NYSE on November 3, 2003 was $23.25.

Investing in our common stock involves risks. See “Risk Factors” beginning on page S-6 of this prospectus supplement and page 4 of the accompanying prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectuses are truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is November 4, 2003

You should rely only on the information contained in or incorporated by reference into this prospectus supplement and the accompanying prospectus. The information in this prospectus supplement replaces any inconsistent information in the accompanying prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. The information in this prospectus supplement and the accompanying prospectus is current as of the date such information is presented. Our business, financial condition, results of operations and prospects may have changed since those dates.

Prospectus Supplement

Prospectus

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

We have made statements in this prospectus supplement and the accompanying prospectus that are “forward-looking” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, in that they do not discuss historical facts but instead note future expectations, projections, intentions or other items relating to the future. These forward-looking statements include those made in the documents incorporated by reference in this prospectus supplement and the accompanying prospectus. These statements can be identified by the use of forward-looking terminology such as the words “may,” “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate” or similar expressions.

Forward-looking statements are subject to known and unknown risks, uncertainties, assumptions and other facts that may cause our actual results or performance to differ materially from those contemplated by the forward-looking statements. Many of those factors are noted in conjunction with the forward-looking statements in the text. Other important factors that could cause our actual results to differ materially include:

•	If an economic downturn continues, any corresponding decrease in disposable income could result in consumers being less willing to eat out. This could adversely affect our financial condition and results of operations. Our financial condition and results of operations could also be adversely affected if our tenants are unable to make lease payments or fail to renew their leases.

•	Our inability to make acquisitions due to limited access to financing and a shortage of quality acquisition targets could result in decreased market penetration, adverse effects on our results of operations and other adverse results.

•	We compete with a number of other real estate companies, some of which have greater financial resources than we do. Among other things, we compete with these companies for property acquisitions.

•	Changes in real estate and zoning laws, government regulations, tax rates, environmental uncertainties, natural disasters and similar matters could adversely affect our financial condition and results of operations.

•	Our cost of capital depends on many factors, some of which are beyond our control, including interest rates, our business prospects and general economic conditions.

•	Although we believe that we have been operating in conformity with the requirements for qualification as a REIT under the Internal Revenue Code, we cannot assure you that we will continue to qualify as a REIT. Our failure to remain qualified as a REIT could have a material adverse effect on our performance and your investment.

•	Other risks are detailed under “Risk Factors” beginning on page S-6 of this prospectus supplement, in the accompanying prospectuses and in our SEC reports or filings, including our Annual Report on Form 10-K for the year ended December 31, 2002, as amended.

We do not have any intention or obligation to update forward-looking information after we distribute this prospectus supplement to reflect actual results or changes in assumptions or other factors that could affect those statements.

PROSPECTUS SUPPLEMENT SUMMARY

The following summary may not contain all of the information that may be important to you. We urge you to read the entire prospectus supplement and accompanying prospectuses. Unless otherwise indicated, all information in this prospectus supplement assumes that the underwriters do not exercise their over-allotment option. The terms “we,” “us” and “our” refer to U.S. Restaurant Properties, Inc. and its subsidiaries unless it is made clear that the term means only the parent company.

Our Company

U.S. Restaurant Properties, Inc. is a fully-integrated, self-administered and self-managed real estate investment trust (REIT). Our strategy focuses primarily on acquiring, owning and leasing restaurant properties. We also own and lease a number of service station properties, most of which include convenience stores (referred to as C&Gs). Additionally, we, from time to time, make opportunistic investments in mortgage notes, secured by restaurant and C&G properties, providing an attractive risk-adjusted rate of return. At June 30, 2003, our portfolio consisted of 801 properties, and we had over 280 tenants. We lease our properties on a triple-net basis primarily to operators of quick-service and full-service chain restaurants affiliated with major national or regional brands such as Applebee’s®, Arby’s®, Burger King®, Captain D’s®, Chili’s®, Dairy Queen®, Hardee’s®, Pizza Hut®, Popeye’s®, Schlotzsky’s®, Shoney’s® and Taco Cabana®. Our C&G tenants are affiliated with major brands such as Fina®, Phillips 66® and Shell®.

Under our triple-net leases, tenants are responsible for property operating costs, including property taxes, insurance and maintenance. The triple-net lease structure is designed to provide a predictable stream of income while minimizing ongoing property operating costs. As of June 30, 2003, our leased properties had an average remaining lease term, excluding renewal options, of 11.4 years.

In 2001, we formed Fuel Supply, Inc. (FSI), one of our taxable REIT subsidiaries, through which we began interim operations of various retail businesses at some of our properties. We plan to maintain this retail operating capability to transition our properties from one tenant to another where appropriate. At June 30, 2003, FSI operated 18 C&Gs and two restaurants, and sold fuel to 12 additional C&Gs which we leased to tenants.

Robert J. Stetson, our chief executive officer, was a founder of the company in its current form and also previously served as our chief executive officer from 1994 until October 1999. In June 2001, Mr. Stetson was again elected as our chief executive officer after organizing a process through which certain affiliates of the Lone Star group of funds (a group of private equity funds that invest globally in secured and unsecured non-performing loans, real estate related assets and selected corporate opportunities) acquired over 19% of our common stock in two separate transactions during 2001. Under Mr. Stetson’s direction, we have refocused on our core business of owning restaurant properties that are leased to multi-unit operators on a triple-net basis. In connection with this strategic refocus on our core business, management undertook to increase and stabilize returns to stockholders by:

•	further diversifying our restaurant portfolio in terms of both brand and geography by increasing our acquisition activity;

•	strengthening the tenant profile of our C&Gs through re-tenanting, strategic acquisitions and selective dispositions;

•	addressing underperforming tenants by re-tenanting properties, selling selected properties and having FSI manage certain properties on an interim basis; and

•	improving our capital structure by reducing the amount of financings, reducing the cost of our capital and extending maturities.

We are a Maryland corporation that has made an election to be taxed as a REIT for federal income tax purposes for each taxable year commencing with our taxable year ended December 31, 1997. We have established an UPREIT structure in which our business and operations are conducted through U.S. Restaurant Properties Operating, L.P., our operating partnership, of which we hold a 99% limited partnership interest (as of June 30, 2003), and a wholly-owned subsidiary of ours is the general partner. Our series A preferred is traded on the New York Stock Exchange under the symbol “USVa.”

Our principal executive offices are located at 12240 Inwood Road, Suite 300, Dallas, Texas 75244, and our telephone number is (972) 387-1487. We also maintain a website at www.usrp.com that contains more information about us; however, that information does not constitute part of this prospectus supplement or the accompanying prospectuses.

Recent Developments

Recent and Proposed Acquisitions and Dispositions

On September 17, 2003, we acquired seven Shoney’s properties for an aggregate purchase price of approximately $6.4 million, and entered into a 20-year triple-net lease with the seller. We used internally generated cash flow and borrowings under our existing revolving credit facility to purchase these properties. In addition, we have entered into a contract to purchase up to 41 Captain D’s properties for an aggregate purchase price of $33.3 million, and as of the date of this prospectus supplement we have acquired 33 of these properties for an aggregate consideration of $26.7 million. The exact number of Captain D’s properties we ultimately acquire and the purchase price will not be finalized until our due diligence is completed and certain closing conditions are satisfied. We expect to complete this transaction in the fourth quarter of 2003, subject to the satisfaction of closing conditions. We anticipate entering into a 20-year triple-net lease with the seller at the closing of the transaction. We have funded the acquisition of these properties with the proceeds of a recently completed public offering of our common stock and borrowings under our existing revolving credit facility.

For the six months ended June 30, 2003, we disposed of 37 properties for cash proceeds of $21.1 million, net of closing costs of $1.0 million, and for the period from July 1, 2003 through September 15, 2003, we disposed of an additional 19 properties for cash proceeds of approximately $12.6 million, net of closing costs of $1.0 million. We have recognized a net gain on property sales year-to-date (through September 15, 2003) of $10.2 million. As part of our strategic re-focus on our core business, we intend to continue to make strategic dispositions of certain restaurant and C&G properties. These dispositions include vacant and underperforming properties, as well as sales to buyers acquiring properties through tax-advantaged exchanges under Section 1031 of the Internal Revenue Code, which often result in more favorable sale prices.

On October 6, 2003, we sold our equity interest in the parent company of Shoney’s, Inc. to the other shareholder of the parent company, which is an affiliate of the Lone Star funds. The purchase price was $7.5 million, and we anticipate recognizing a gain of $2.1 million. The special committee of our board of directors approved this transaction.

Credit Facilities

We have received a commitment letter for a new $50.0 million secured revolving credit facility of which Bank of America, N.A., the lead lender, has committed to provide $30.0 million. The borrowers under this facility will be our operating partnership and certain other of our subsidiaries that own the properties used to establish our borrowing base under this facility. Assuming Banc of America Securities LLC, an affiliate of Bank of America, is able to syndicate the additional $20.0 million under this facility, the term of the facility will be for three years with no renewal options. If the syndication is unsuccessful, our borrowing capacity under the facility will be less than $50.0 million and the term of the facility will be for two years with a one year renewal option. The renewal option is subject to various conditions. The amount we will be able to borrow under the facility will be based on the EBITDA generated by the properties that will serve as the borrowing base under the facility. The annual interest rate on the borrowings under this facility will be LIBOR plus 300 basis points or the base rate plus 100 basis points. The credit facility will also provide that up to $5.0 million of the facility can be used for letters of credit. Borrowings under the revolving credit facility will be secured by a negative pledge on the properties and a pledge of our equity interests in the subsidiaries which own the borrowing base properties. We expect that the new credit facility will be entered into during the fourth quarter of 2003. We plan to borrow under the new credit facility to fund property acquisitions and for general corporate purposes. In addition to the revolving credit facility, the commitment letter with Bank of America also provides for a $35.0 million secured term loan facility described below.

Other Financing Activities

Note Repayment.    On July 1, 2003, we prepaid $23.75 million of $47.5 million in senior notes that were issued in a private placement on November 13, 1998, which were to mature on August 1, 2003. In connection with this prepayment, we paid $0.8 million in accrued interest and incurred a make-whole interest payment of $0.1 million. We paid the remaining balance on these notes, as well as $1.0 million in accrued interest, on July 29, 2003. These notes were repaid from internally generated cash flow (including sales of properties), borrowings under our existing revolving credit facility and proceeds from the issuance of shares of our series B convertible preferred stock.

Hawaii Term Loan.    We have received a non-binding indication of interest from, and are in the process of negotiating definitive documents with, First Hawaiian Bank to provide us with a $12.0 million secured term loan facility. Borrowings under this facility would bear interest at either LIBOR plus 250 basis points, or 50 basis points over the lender’s prime rate, at our option. Principal amounts outstanding would amortize over a 15-year period but would mature on the eighth anniversary of the date of funding. This facility would be secured by certain of our properties in Hawaii, as well as a pledge of our equity interests in entities that hold our Hawaiian properties. Borrowings under this term loan facility may be used to fund new property acquisitions, pay down other debt and for general corporate purposes.

Highland Joint Venture/Term Loan.    In conjunction with the proposed new $50.0 million revolving credit facility, the commitment letter from Bank of America also provides for a secured term loan facility in the amount of $35.0 million to partially fund the redemption of the partnership interest in one of our operating partnerships, USRP/HCI Partnership 1, L.P. (the Highland Joint Venture), that is owned by an affiliate of Bank of America. The remaining $17.8 million required to redeem this interest would be generated through the sale to an affiliate of Bank of America of 404,350 new shares of our series A cumulative convertible preferred stock and a maximum of $8.7 million in cash, some or all of which will come from the proceeds of a recently completed public offering of our common stock. The closings of the credit facilities and the redemption of the partnership interests are anticipated to occur during the fourth quarter of 2003, and are subject to customary closing conditions.

Borrowings under the term loan facility will bear interest at LIBOR plus 350 basis points or the base rate plus 100 basis points and will mature on the fifth anniversary of the closing date. During the term of this loan, we will only be required to pay interest on the borrowings, with the principal amount due at maturity. Borrowings under this facility may be pre-paid at anytime; however, any pre-payments during the first year of this facility would be at 101% of the amount of principal pre-paid. Any pre-payments thereafter would be at the face amount of the borrowings pre-paid. This term loan facility will initially be secured by the same collateral securing the new revolving credit facility.

RISK FACTORS

Risk factors relating to an investment in our series A preferred are contained in our Annual Report on Form 10-K for the year ended December 31, 2002, as amended, and are incorporated by reference into this prospectus supplement. The risk factors set forth below supplement the risk factors contained in the accompanying prospectus, and replace them to the extent they are inconsistent. We strongly urge you to read the risk factors set forth below, as well as those in both our Annual Report on Form 10-K for the year ended December 31, 2002, as amended, and the accompanying prospectus, before making an investment in our series A preferred.

Risks Related to Our Business

Changes in trends in the restaurant industry could adversely affect the sales, profitability and failure rate of the chain restaurants that our tenants operate.

The chain restaurants operated by our tenants are generally within the quick-service or full-service segments of the restaurant industry, each of which is highly competitive. The success of quick-service or full-service dining restaurants will depend largely on the restaurant operators’ ability to adapt to trends and other factors affecting the restaurant industry. These trends and other factors include increased competition among restaurants (including competition for brand name recognition, products, price, value, quality, service and convenience), the consolidation of quick-service chains, industry overbuilding, changing consumer habits, the introduction of new concepts and menu items, the increased costs of food products, the availability of labor and general economic conditions. Losses incurred by a particular chain restaurant as a result of these or other factors could negatively affect the income that we derive from our restaurant properties. For example, recent declines in Burger King system sales have resulted in a substantial decrease in the percentage rent paid to us by some of our Burger King tenants.

The inability of a tenant to make its lease payments could have an adverse effect on our results of operations.

Our business depends on our tenants’ ability to pay their obligations to us with respect to our real estate leases. We typically do not require that a third party guarantee the obligations of the tenant. The ability of the tenants to pay their obligations to us in a timely manner will depend on a number of factors, including the successful operations of their businesses. Various factors, many of which are beyond the control of any chain restaurant, may adversely affect the economic viability of a chain restaurant, including, but not limited to:

•	national, regional and local economic conditions such as industry slow downs, employer relocations and prevailing employment conditions, which may reduce consumer demand for the products offered by our tenants;

•	changes or weaknesses in specific industry segments;

•	perceptions by prospective customers of the safety, convenience, services and attractiveness of the restaurant chain;

•	changes in demographics, consumer tastes and traffic patterns;

•	the ability to obtain and retain capable labor and management;

•	increases in operating expenses; and

•	increases in minimum wages, taxes or mandatory employee benefits.

Volatility of fuel prices could negatively affect our revenue, profitability and cash flow.

A considerable portion of our revenues are comprised of fuel sales through one of our subsidiaries, FSI. Additionally, we receive a portion of our rental revenues from C&G tenants (14% of annualized base rent as of June 30, 2003). Accordingly, our revenues are dependent to a large degree on the economic performance of the fuel industry. Any factor that adversely affects retail fuel margins may have a material adverse effect on us, directly through our own fuel sales by FSI and indirectly through our C&G tenants’ ability to pay rent.

The price of fuel depends on several factors that affect the supply of, and demand for, petroleum products, such as domestic and foreign (especially Middle Eastern) economies, political affairs and production levels, the availability of imported oil, the marketing of competitive fuels and government regulation. The prices paid by us and other of our C&G lessees for fuel are affected by global, national and regional factors, such as petroleum pipeline capacity, local market conditions and competition and the level of operation of refineries. Recent events in Iraq and the current uncertainty regarding the Middle East have contributed to increases in prices for fuel. As a result, fuel costs are volatile, and we cannot be certain how these factors will affect fuel prices or supply in the future, or how in particular it will affect us. Our earnings and cash flow from operations depend, to a large degree, upon the sale of fuel at margins in excess of fixed and variable expenses. A large, rapid increase in fuel costs could adversely affect our profitability and cash flow if the increased fuel costs could not be passed on to our customers or our lessees’ customers or if consumption of fuel were to significantly decline.

Our tenants’ bankruptcy proceedings could negatively affect our income.

Several of our tenants have filed voluntary petitions for bankruptcy under Chapter 11 of the U.S. Bankruptcy Code during the past few years, as disclosed in our periodic reports filed with the SEC. As the owner of the bankrupt tenants’ underlying real estate we face no risk of loss of ownership of the property itself if the bankrupt tenant rejects any of our leases. However, we could face an interruption in rental income from that property until we are able to re-lease the property or sell the real estate. We would also incur certain transaction costs normally associated with the re-leasing or sale of our properties. We can provide no assurances that tenant bankruptcies will not have a material adverse effect on our business.

Tenant bankruptcies could adversely affect our income in the following ways:

•	reduction, interruption or termination of lease payments related to tenants’ leases;

•	reduction of revenue resulting from restructuring leases;

•	increase in costs associated with the maintenance and financing of vacant properties;

•	increase in costs associated with litigation and the protection of the properties; and

•	increase in costs associated with improving and re-leasing the properties.

In connection with any tenant bankruptcy, we establish reserves relating to rent payments and other accounts receivable and take impairments to the book value of the underlying real estate, as appropriate, to reflect any reductions in the market value of the asset below net book value as a result of the bankruptcy. It may be necessary to take additional asset impairments and write-offs and/or establish additional reserves in the event of future tenant bankruptcies or if the current reserves and impairment charges prove to be inadequate.

Our plan to grow through the acquisition of new restaurant properties could be adversely affected by changes in trends in the real estate and financing sectors in the national economy and the regional economies where we operate.

Our growth strategy is substantially based on the acquisition of additional restaurant properties. We may not be successful in doing so because we face intense competition for property acquisitions and we may have difficultly securing acceptable financing. In addition, investing in additional restaurant properties is subject to many risks. For instance, if an additional restaurant property is in a market in which we have not previously invested, we will have relatively little experience in, and be unfamiliar with, that new market. As a result, we might not be able to lease properties in some new markets as profitably and efficiently as our properties located in markets with which we are more familiar.

If we are unable to complete our acquisitions currently under contract in a timely fashion or at all, our operating results could be adversely affected.

On September 30, 2003, we entered into a contract to acquire up to 41 additional Captain D’s properties having an aggregate value of approximately $33.3 million. We expect to close this acquisition during the fourth quarter of 2003. The number of properties we acquire may be reduced based on completion of our due diligence. Our ability to complete this acquisition is dependent upon many factors, such as completion of due diligence and customary closing conditions, including the approval of the acquisitions by our special committee. Our inability to complete these acquisitions, or any portion thereof, within our anticipated time frame or at all could have an adverse effect on our results of operations.

We may not be able to re-lease properties upon the termination or expiration of leases at comparable lease rates or at all.

The leases of our existing properties expire on dates ranging from 2004 to 2025. Upon the termination or expiration of a lease, we might not be able to re-lease the related property. If we are able to re-lease, we might not be able to do so at a comparable lease rate or without incurring additional expenses because of, among other things, a downturn in the commercial leasing markets where we operate and the general performance of the restaurant industry.

We may continue to recognize impairment charges for the foreseeable future.

We have recognized impairment charges for the past three fiscal years and the first two quarters of 2003. We anticipate recognizing an impairment charge for the third quarter of 2003. Impairments result from our regular analysis of our real property assets to determine whether circumstances indicate that the book value of an asset may not be fully recoverable. Additionally, any time we market a property for sale at a price less than book value, we recognize an immediate impairment charge. Impairments are non-cash expenses and impact both our net income and funds from operations for each fiscal quarter.

Our ability to sell or re-tenant our Burger King properties is limited.

We were originally formed for the purpose of acquiring all of Burger King Corporation’s interest in our original portfolio and leasing or subleasing these properties to Burger King franchisees under the leases/subleases. Accordingly, the partnership agreement of our operating partnership contains provisions that state that we may not use those properties for any purpose other than to operate a Burger King restaurant during the term of the lease, except as expressly permitted by Burger King. In addition, the partnership agreement of the operating partnership provides some additional limitations which:

•	require us, in specific circumstances, to renew or extend a lease/sublease or enter into a new lease with another franchisee of Burger King;

•	require us, in specific circumstances, to approve an assignment of a lease/sublease, to permit Burger King Corporation to assume a lease/sublease at any time and to renew a primary lease;

•	impose restrictions and limitations upon our ability to sell, lease or otherwise transfer any interest in the Burger King properties;

•	require us to provide Burger King notice of default under a lease/sublease and an opportunity to cure such default prior to taking any remedial action; and

•	require us, in specific circumstances, to provide Burger King tenants with assistance with remodeling costs.

Our financial performance will depend in part on the health of the Texas economy.

At June 30, 2003, of our 801 properties, 243 properties, representing 26.3% of our annualized base rent, were located in Texas. Our performance is, therefore, dependent, in part, upon the economic conditions in Texas. A general downturn in the economy or the real estate market in Texas could have a material adverse effect on our results of operations and financial condition.

We have a significant amount of debt, and our debt level subjects us to a number of risks.

We are subject to risks normally associated with debt financing, including the risk (1) that our cash flow will be insufficient to meet required payments of principal and interest, (2) that our financial situation may restrict our ability to comply with the customary financial and other covenants or to continue to pay our current dividend, (3) that existing indebtedness on our properties will not be able to be refinanced or (4) that the terms of any refinancings will not be as favorable as the terms of the existing indebtedness. While we believe that we will be successful in obtaining new financing as required, there can be no assurance that we will be able to refinance any indebtedness or otherwise obtain funds by selling assets or raising equity to make required payments on maturing indebtedness. As of June 30, 2003, our total indebtedness, net of cash and excluding minority interest, was $304.0 million, which represented approximately 39.1% of our total capitalization (the number of shares of common stock outstanding multiplied by the market price per share, plus net debt, plus convertible preferred securities at liquidation value and plus minority interest). As of June 30, 2003, indebtedness, net of cash, plus convertible preferred stock and plus minority interest, was $465.0 million, representing 59.8% of our total capitalization. Our convertible preferred stock is not subject to mandatory redemption.

We may be forced to sell properties at a loss from net book value.

We routinely make strategic dispositions of our properties. There can be no assurance that we will be able to sell these properties for a gain, and may sustain a loss, on such sales relative to the current net book value of such properties. In addition, if our cash flows were to significantly decrease for any reason, we may have to sell one or more properties to support our operations. In such event, we may incur losses on the disposition of such properties.

Two of our stockholders, affiliates of the Lone Star funds, own a large percentage of our common stock and their interests may conflict with our interests and those of our other public stockholders.

Two affiliates of the Lone Star funds owned an aggregate 3,729,765 shares of our common stock as of August 31, 2003, which represented approximately 18.7% of our outstanding common stock at that time. After the sale of all of the shares covered by this prospectus, these stockholders will still collectively own 2,229,765 shares, assuming the underwriters do not exercise their over-allotment option, or approximately 9.9% of our outstanding common stock. In addition, three of our current directors are employees of affiliates of the Lone Star funds or the funds’ asset management advisory company. Accordingly, these stockholders may continue to be able to exert significant influence over our corporate and management policies, including decisions relating to mergers, acquisitions, the sale of all or substantially all of our assets or stock and other significant transactions. Some of these transactions may be with the Lone Star funds or their affiliates; however, any of these transactions would require approval of the special committee of our board of directors. The interests of the stockholders that are affiliated with the Lone Star funds may conflict with our interests and the interests of other stockholders.

Tax Risks

We will be subject to increased taxation if we fail to qualify as a REIT for federal income tax purposes.

We believe we operate in a manner that enables us to meet the requirements for qualification and to remain qualified as a REIT for federal income tax purposes. A REIT generally is not taxed at the corporate level on income it distributes to its stockholders, as long as it distributes annually at least 90% of its taxable income to its stockholders. We have not requested, and do not plan to request, a ruling from the Internal Revenue Service that we qualify as a REIT. We have, however, received an opinion from our tax counsel, Locke Liddell & Sapp LLP, that our ownership, operations and assets permit us to qualify as a REIT.

You should be aware that opinions of counsel are not binding on the Internal Revenue Service or on any court. Furthermore, the conclusions stated in the opinion are conditioned on, and our continued qualification as a REIT will depend on, our company meeting various requirements, which are discussed in detail under the headings “Update of Federal Income Tax Consequences” in this prospectus supplement and “Federal Income Tax Consequences” in the accompanying prospectuses.

If we fail to qualify as a REIT, we would be subject to federal income tax at regular corporate rates. In addition to these taxes, we may be subject to the federal alternative minimum tax. Unless we are entitled to relief under specific statutory provisions, we could not elect to be taxed as a REIT for four taxable years following the year during which we were disqualified. Therefore, if we lose our REIT status, the funds available for distribution to you, as a stockholder, would be reduced substantially for each of the years involved. In addition, the failure to qualify as a REIT would also trigger a default under an existing revolving credit facility and other debt agreements.

Our leases may be recharacterized as financings, which would eliminate our depreciation deductions on properties.

If a lease does not constitute a lease for federal income tax purposes, it will be treated as a financing arrangement. The recharacterization of a lease in this fashion may have adverse tax consequences for us. In particular, we would not be entitled to claim depreciation deductions with respect to the improvements on the property (although we should be entitled to treat part of the payments we would receive under the arrangement as the repayment of principal). In that event, in certain taxable years our taxable income and the corresponding obligation to distribute 90% of that income would be increased. Any increase in our distribution requirements may limit our ability to operate our business and to invest in additional property.

Excessive non-real estate asset values may jeopardize our REIT status.

In order to qualify as a REIT, at least 75% of the value of our assets must consist of investments in real estate, investments in other REITs, cash and cash equivalents, and government securities. Therefore, the value of any property that is not considered a real estate asset for federal income tax purposes must represent in the aggregate less than 25% of our total assets. In addition, under federal income tax law, we may not own securities in any one company (other than a REIT, a qualified REIT subsidiary or a taxable REIT subsidiary) which represent in excess of 10% of the voting securities or 10% of the value of all securities of any one company, or which have, in the aggregate, a value in excess of 5% of our total assets, and we may not own securities of one or more taxable REIT subsidiaries which have, in the aggregate, a value in excess of 20% of our total assets.

The 25%, 20%, 10% and 5% tests are determined at the end of each calendar quarter. If we fail to meet any such test at the end of any calendar quarter, we will cease to qualify as a REIT.

We may have to borrow funds or sell assets to meet our distribution requirements.

Subject to some adjustments that are unique to REITs, a REIT generally must annually distribute at least 90% of its otherwise taxable income. For the purpose of determining taxable income, we may be required to accrue interest, rent and other items treated as earned for tax purposes but that we have not yet received. In addition, we may be required not to accrue as expenses for tax purposes some items which actually have been paid or some of our deductions might be disallowed by the Internal Revenue Service. As a result, we could have taxable income in excess of cash available for distribution. If this occurs, we may have to borrow funds or liquidate some of our assets in order to meet the distribution requirement applicable to a REIT.

We may be subject to other tax liabilities.

Even if we qualify as a REIT, we may be subject to some federal, state and local taxes on our income and property, such as franchise, sales and property taxes, that could reduce operating cash flow.

Recent changes in taxation of corporate dividends may adversely affect the value of our common stock.

The Jobs and Growth Tax Relief Reconciliation Act of 2003, which was signed into law on May 28, 2003, among other things, generally reduces to 15% the maximum marginal rate of tax payable by domestic noncorporate taxpayers on dividends received from a regular C corporation. This reduced tax rate, however, will not apply to dividends paid to domestic noncorporate taxpayers by a REIT on its stock, except for certain limited amounts. Although the earnings of a REIT that are distributed to its shareholders still generally will be subject to less federal income taxation than earnings of a non-REIT C corporation that are distributed to its shareholders net of corporate-level income tax, this legislation could cause domestic noncorporate investors to view the stock of regular corporations as more attractive relative to the stock of a REIT than was the case prior to the enactment of the legislation, because dividends from regular C corporations generally will be taxed at a lower rate while dividends from REITs generally will be taxed at the same rate as the investor’s other ordinary income. We cannot predict what effect, if any, the enactment of this legislation may have on the value of the stock of REITs in general or on our common stock in particular, either in terms of price or relative to other investments.

USE OF PROCEEDS

We will receive net proceeds of approximately $8,542,438 million from this offering, after payment of approximately $50,000 of anticipated offering expenses payable by us. We intend to use the net proceeds from this offering to fund a portion of the cash consideration paid in connection with the redemption of the partnership interests in the Highland Joint Venture held by an affiliate of Bank of America (see “Recent Financings—Other Financing Activities”).

SELECTED FINANCIAL DATA

The following table presents certain selected financial data for each of the years ended December 31, 2002, 2001, 2000, 1999 and 1998 and the six-month periods ended June 30, 2003 and 2002. The selected financial data for the years ended December 31, 2002, 2001, 2000, 1999 and 1998 are derived from our audited consolidated financial statements and notes thereto for those periods, incorporated by reference into this prospectus supplement and the accompanying prospectuses. The selected financial data for the six-month periods ended June 30, 2003 and 2002 are derived from our unaudited consolidated financial statements and notes thereto for those periods, incorporated by reference into this prospectus supplement and the accompanying prospectuses. The following selected financial data should be read in conjunction with our financial statements and the notes thereto and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in our Annual Report on Form 10-K, as amended, for the year ended December 31, 2002, as updated by our Current Report on Form 8-K filed on August 18, 2003, our Current Report on Form 8-K/A dated September 19, 2003 and our Quarterly Report on Form 10-Q for the period ended June 30, 2003, each of which is incorporated by reference into this prospectus supplement and the accompanying prospectuses.

	Six Months Ended June 30,		Years Ended December 31,
	2003	2002	2002	2001	2000	1999	1998
	(Unaudited)
Statement of Operations:	(In thousands, except per share and property data)
Revenues:
Real estate rental (1)	$30,632	$31,051	$61,577	$62,271	$67,234	$65,555	$47,759
Tenant expense reimbursements	1,735	1,718	3,219	3,115	3,588	3,793	2,781
Lease termination fees	2,058	217	323	592	60	20	177
Interest on real estate loans	1,774	1,311	3,297	3,299	4,884	6,118	3,312
Retail operations	28,743	17,217	39,622	14,520	—	—	—

Total revenues	64,942	51,514	108,038	83,797	75,766	75,486	54,029
Expenses:
Ground rent (2)	1,995	1,944	3,600	3,702	3,637	4,187	2,981
Property taxes (3)	382	406	838	679	700	239	109
Other property (3)	213	205	390	372	398	248	69
Legal (3)	563	995	2,887	1,256	1,444	626	314
Depreciation and amortization	10,898	10,435	21,074	20,485	23,058	21,944	14,698
Impairment of long-lived assets	1,609	523	1,022	16,201	5,120	5,000	127
Provision for doubtful accounts	(170)	(5)	(1,661)	4,727	8,722	10,901	570
General and administrative	6,777	5,513	11,140	9,034	7,827	7,143	3,571
Retail cost of sales	24,773	14,394	33,276	12,726	—	—	—
Termination of management contract	—	—	—	—	(3,713)	(239)	12,047
Equity in net loss (income) of affiliates	—	—	—	—	—	(13)	317

Total expenses	47,040	34,410	72,566	69,182	47,193	50,036	34,803
Non-operating income (expense):
Interest and other income (4)	21	634	940	2,329	1,181	1,497	716
Gain (loss) on sale of property	—	—	—	3,607	2,725	(165)	403
Interest expense	(11,090)	(11,097)	(22,306)	(35,000)	(30,706)	(29,410)	(16,879)
Minority interest in operating partnerships	(2,337)	(2,349)	(4,681)	(4,485)	(4,139)	(567)	58

Total non-operating income (expense)	(13,406)	(12,812)	(26,047)	(33,549)	(30,939)	(28,645)	(15,702)

Income before discontinued operations and cumulative effect of change in accounting principle	4,496	4,292	9,425	(18,934)	(2,366)	(3,195)	3,524
Income from discontinued operations (5)	6,477	926	4,843	322	2,321	3,985	2,393
Cumulative effect of change in accounting principle	(270)	—	—	—	—	—	—

Net income (loss)	10,703	5,218	14,268	(18,612)	(45)	790	5,917
Dividends on preferred stock	(3,590)	(3,551)	(7,102)	(7,102)	(7,102)	(7,102)	(7,102)

Net income (loss) allocable to common stockholders	$7,113	$1,667	$7,166	$(25,714)	$(7,147)	$(6,312)	$(1,185)

Weighted average shares outstanding:
Basic	19,852	19,540	19,660	17,999	15,404	14,863	13,325
Diluted	19,873	19,766	19,762	17,999	15,404	14,863	13,325
Net Income (loss) per share:
Income (loss) from continuing operations allocable to common stockholders	$0.04	$0.04	$0.11	$(1.45)	$(0.61)	$(0.69)	$(0.27)
Income from discontinued operations	0.33	0.04	0.25	0.02	0.15	0.27	0.18
Cumulative effect in change of accounting principle	(0.01)	—	—	—	—	—	—

Net income (loss) per share—basic and diluted	$0.36	$0.08	$0.36	$(1.43)	$(0.46)	$(0.42)	$(0.09)

Dividends declared per share	$0.66	$0.66	$1.21	$1.43	$1.12	$1.82	$1.57

	Six Months Ended June 30,		Years Ended December 31,
	2003	2002	2002	2001	2000	1999	1998
	(Unaudited)
	(In thousands, except per share and property data)

Balance Sheet Data:
Total assets	$571,161	$558,677	$579,077	$577,508	$625,023	$702,077	$604,169
Total debt	335,405	332,499	353,374	337,119	356,680	396,108	342,112
Minority interest in operating partnerships	52,845	54,277	52,845	54,337	54,733	81,685	29,567
Stockholders’ equity	156,282	150,385	146,247	156,600	190,325	194,164	209,775

Other Data:
Cash flows from operating activities	$21,061	$14,902	$35,089	$32,878	$32,647	$48,116	$38,238
Cash flows from investing activities	26,686	9,552	(20,434)	18,654	41,003	(113,198)	(243,724)
Cash flows from financing activities	(20,978)	(22,958)	(20,609)	(46,695)	(77,836)	72,920	206,239
Funds from operations—diluted (unaudited) (6) (7)	11,750	11,580	25,242	(7,030)	12,829	16,882	14,042
Number of properties	801	794	816	811	850	912	833

(1)	Reflects the reclassification from prior years of amounts previously reported as a reduction of rent income to ground rent expense for those properties with leases that require the operator to be responsible for the payment of ground rents. The reclassification occurred due to the adoption of EITF No. 01-14, “Income Statement Characterization of Reimbursements Received for ‘Out-of-Pocket Expenses’ Incurred.”
(2)	Reflects the reclassification from prior years of ground rent expense amounts previously reported as general and administrative expense.
(3)	Reflects the reclassification from the prior year presentation in our Consolidated Statements of Operations as “Property” expense.
(4)	Reflects the reclassification of interest income on cash balances from a real estate loan and interest on restricted cash.
(5)	Reflects the reclassification from prior years of the operating results associated with the 83 properties sold or disposed subsequent to January 1, 2002, previously reported in continuing operations.
(6)	We use funds from operations (FFO) as a supplemental operating performance measure to net income. FFO, as used in this document, is based on the definition adopted by the Board of Governors of the National Association of Real Estate Investment Trusts (NAREIT) and means:
•	Net income (loss) – computed in accordance with GAAP;
•	excluding gains (losses) from sales of depreciable operating property;
•	excluding extraordinary items (as defined by GAAP);
•	including depreciation and amortization of real estate assets; and
•	after adjustments for unconsolidated partnerships and joint ventures.
NAREIT	developed FFO as a relative measure of performance of an equity REIT to recognize that income-producing real estate historically has not depreciated on the basis determined under GAAP. We consider FFO an appropriate measure of performance for an equity REIT. However, FFO should not be considered as an alternative to net income determined in accordance with GAAP as an indication of our operating performance. Management uses FFO as a supplemental measure to conduct and evaluate our business because there are certain limitations of utilizing GAAP net income by itself as the primary measure of our operating performance. Historical cost accounting for real estate assets in accordance with GAAP implicitly assumes that the value of real estate assets diminishes predictably over time. Since real estate values instead have historically risen or fallen with market conditions, we believe, along with many industry investors and analysts, that the presentation of operating results for real estate companies that use historical cost accounting is insufficient by itself. We believe that the use of FFO, combined with the primary GAAP presentations, has improved management’s and the investing public’s understanding of REIT operating results. Further, the use of FFO has made comparisons of those results more meaningful and has enabled the evaluation of our operating performance compared to other REITs that use the NAREIT definition in order to make more informed business decisions based on industry trends or conditions. Therefore, we consider FFO a useful measure for reviewing our comparative operating and financial performance because, by excluding gains or losses related to sales of previously depreciated operating real estate assets and excluding real estate asset depreciation and amortization, FFO assists in the comparison of the operating performance of real estate between periods or as compared to other REITs.
(7)	After discussions with the SEC regarding their application of the NAREIT definition of FFO, we agreed to modify our future FFO calculation based on the SEC’s interpretation that recurring impairments taken on real property may not be added back to net income in the determination of FFO. In addition, certain reclassifications have been made.

Set forth below is a reconciliation of FFO to GAAP net income (loss):

	Six Months Ended June 30,		Years Ended December 31,
	2003	2002	2002	2001	2000	1999	1998
	(Unaudited)
	(In thousands)
Funds from operations—diluted	$11,750	$11,580	$25,242	$(7,030)	$12,829	$16,882	$14,042
Loss (income) allocable to minority interest	—	(12)	(6)	190	—	539	58
FFO adjustment allocable to minority interest	—	—	—	—	2,166	—	—
Gain (loss) on sale of property	6,704	1,274	4,241	3,607	2,725	(165)	403
Depreciation and amortization	(11,071)	(11,175)	(22,311)	(22,481)	(24,867)	(23,568)	(15,688)
Cumulative effect of change in accounting principle	(270)	—	—	—	—	—	—

Net income (loss) allocable to common stockholders	7,113	1,667	7,166	(25,714)	(7,147)	(6,312)	(1,185)
Preferred stock dividends	3,590	3,551	7,102	7,102	7,102	7,102	7,102

Net income (loss)	$10,703	$5,218	$14,268	$(18,612)	$(45)	$790	$5,917

OUR COMPANY

General

We are a fully-integrated, self-administered and self-managed REIT. Our strategy focuses primarily on acquiring, owning and leasing restaurant properties. We also own and lease a number of C&Gs. Additionally, we, from time to time, make opportunistic investments in mortgage notes, secured by restaurant and C&G properties, providing an attractive risk-adjusted rate of return. At June 30, 2003, our portfolio consisted of 801 properties, and we had over 280 tenants. We lease our properties on a triple-net basis primarily to operators of quick-service and full-service chain restaurants affiliated with major national or regional brands such as Applebee’s, Arby’s, Burger King, Captain D’s, Chili’s, Dairy Queen, Hardee’s, Pizza Hut, Popeye’s, Schlotzsky’s, Shoney’s and Taco Cabana. Our C&G tenants are affiliated with major brands such as Fina, Phillips 66 and Shell.

Under our triple-net leases, tenants are responsible for property operating costs, including property taxes, insurance and maintenance. The triple-net lease structure is designed to provide a predictable stream of income while minimizing ongoing property operating costs. As of June 30, 2003, our leased properties had an average remaining lease term, excluding renewal options, of 11.4 years.

In 2001, we formed FSI, one of our taxable REIT subsidiaries, through which we began interim operations of various retail businesses at some of our properties. We plan to maintain this retail operating capability to transition our properties from one tenant to another where appropriate. At June 30, 2003, FSI operated 18 C&Gs and two restaurants, and sold fuel to 12 additional C&Gs which we leased to tenants.

Recent Background of the Company

Change in Management

Mr. Stetson, our chief executive officer, was a founder of the company in its current form and also previously served as our chief executive officer from 1994 until October 1999. In June 2001, Mr. Stetson was again elected as our chief executive officer after organizing a process through which LSF3 Capital Investments I, LLC and LSF III Capital Investments, L.P. (the Lone Star Investors) acquired over 19% of our common stock in two separate transactions during 2001.

The Lone Star Investors are affiliates of the Lone Star funds, a group of closed-end, private equity limited partnerships whose investors include corporate and public pension funds, university endowments, bank holding companies, family trusts, and insurance companies. Since 1995, the principals of the Lone Star funds have organized private equity funds which have raised over $8.0 billion to invest globally in secured and unsecured non-performing loans, real estate related assets and selected corporate opportunities.

Change in Strategic Direction

Under Mr. Stetson’s direction, we have refocused on our core business of acquiring and owning restaurant properties that are leased to multi-unit operators on a triple-net basis. Our objective is to become the premier restaurant property REIT, and we have implemented and continue to refine growth strategies consistent with this objective. Two key strategies in this regard are our creative acquisition strategy targeting both small groups of properties and consolidated property portfolios, and our proactive approach to asset management. In connection with the strategic refocus on our core business, management undertook to increase and stabilize returns to stockholders by:

•	Further Diversifying our Restaurant Portfolio. We have increased our ownership of properties affiliated with brands such as Shoney’s and Captain D’s, which has further diversified our brands and tenants. Our goal is to continue to acquire restaurants associated with growing brand names. As of June 30, 2003, our 655 restaurant properties were associated with 88 brands, and no brand, other than Burger King (18.7%), accounted for more than 10% of our annualized base rent.

•	Strengthening the Tenant Profiles of our C&Gs. As a result of strategic acquisitions, selective dispositions and aggressive re-tenanting undertaken since our new management team assumed control, our C&Gs are now leased to a larger number of tenants with a reduced concentration of ownership. These new tenants generally have capital structures that are comparable to or stronger than our previous tenants.

•	Addressing Underperforming Tenants. During the past several years, a few of our large lessees have filed petitions for bankruptcy or were underperforming. We quickly developed creative strategies for addressing these problems, including sales of properties, re-tenanting properties and creating FSI to manage operations on an interim basis. As a result of implementing these strategies, we have largely resolved several of these issues and have reserved for and are addressing the remaining tenant issues.

•	Improving Capital Structure. From December 31, 2000 through June 30, 2003, we reduced our total indebtedness, net of cash, by $46.9 million. As of June 30, 2003, our total indebtedness, net of cash and excluding minority interest, was $304.0 million, which represented approximately 39.1% of our total capitalization (the number of shares of common stock outstanding multiplied by the market price per share, plus net debt plus convertible preferred securities at liquidation value and plus minority interest). As of June 30, 2003, indebtedness, net of cash, plus convertible preferred stock and plus minority interest was $465.0 million, representing 59.8% of our total capitalization. Subsequent to June 30, 2003, we paid-off $47.5 million of notes to further reduce our leverage, and we received a commitment letter for new revolving and term credit facilities. The new $50.0 million revolving credit facility will replace the current revolving credit facility, which is scheduled to mature on May 31, 2004. We believe that we have borrowed funds on favorable terms, have increased our liquidity available for acquisitions and face no significant maturities until May 2005, assuming that we can successfully obtain the new credit facilities with Bank of America.

Growth Strategies

We seek to maximize sustainable growth in cash flow through effective leasing, management, operation, strategic acquisition and selective disposition of restaurant properties. We believe we can achieve our goal of increasing cash flow by:

•	acquiring high quality restaurant properties with attractive yields;

•	re-leasing space at increased rental rates, when market conditions warrant, as leases expire; and

•	actively managing our portfolio, including periodically re-evaluating all assets for strategic disposition or repositioning.

Acquisition Strategy

Our acquisition strategy is multi-faceted. In addition to acquiring single properties or small portfolios, we also seek “merchant banking” purchases. These merchant banking purchases are characterized by large consolidated property portfolios or entire businesses with high concentrations of real estate. The acquired assets are then separated into parts with the real estate being retained and leased to independent third party operators who operate restaurants primarily under national and regional brands. We intend to maintain our brand diversity, with the objective of no single restaurant brand exceeding 10% of our annualized base rent (Burger King constituted 18.7% as of June 30, 2003). We also believe that our proven ability to assist tenants in the financing of the franchise operations, which involves the transition from franchisor ownership of the restaurant operations to tenant ownership, makes us an attractive business partner. In addition to restaurant properties, we also consider, from time to time, the acquisition of additional C&G properties and multi-use properties that include a C&G and a restaurant associated with a national or regional brand.

We believe that we have been able to maximize returns on acquisitions as a result of our expertise in evaluating and capitalizing on the real estate needs of chain restaurant tenants, our ability to identify and acquire financially attractive restaurant properties operated under major national and regional restaurant brands and our expertise in identifying and evaluating restaurant operators. We also seek to use the extensive personal and business relationships that our management team has developed over time within the real estate and chain restaurant industries to identify prospective acquisition opportunities and to complete favorable acquisitions prior to the active marketing of the subject properties.

Critical evaluation of prospective property acquisitions is an essential component of our acquisition strategy. When evaluating acquisition opportunities, we assess a full range of matters relating to the properties, including the following:

•	Major Restaurant Brands with Strong Historical Sales Performance. We intend to continue to acquire properties operated by competent, financially-stable multi-unit restaurant operators, whose properties are affiliated with major national and regional brands such as: Applebee’s, Arby’s, Captain D’s, Chili’s, Dairy Queen, Hardee’s, Pizza Hut, Popeye’s, Schlotzsky’s, Shoney’s and Taco Cabana. We believe that successful restaurants operated under these types of brands will continue to offer stable, consistent income to us with reduced risk of default or non-renewal of the lease and franchise agreements. Our strategy will continue to focus primarily on the acquisition of existing chain restaurant properties that have a history of profitable operations. We believe that acquiring existing restaurant properties provides a higher risk-adjusted rate of return to us than acquiring newly-constructed restaurants.

•	Properties Subject to Long-Term Leases. We have historically acquired, and intend to continue to acquire, properties subject to long-term leases. The average remaining lease term for our properties is 11.4 years, excluding renewal options. We believe that by having long-term leases in place we minimize the risks associated with trying to lease the property, including uncertainty as to lease rate and tenant continuity.

•	Real Estate Quality and Building Infrastructure. We consider the condition of the buildings located on the property we are planning to acquire, the location of the property, the size of the buildings located thereon and their ability to be easily converted to another use. We focus on properties which have buildings that can be readily adapted for an alternate brand or purpose.

•	Quality of the Tenant. We consider each tenant’s credit quality and ability to make rental payments in a timely fashion. We also consider the tenant’s reputation as a successful operator.

Investments in Shoney’s, Inc.    On April 10, 2002, through a series of transactions, SCD Holdings, Inc., a joint venture between us and affiliates of the Lone Star funds, acquired Shoney’s, Inc. An affiliate of the Lone Star funds is a 92.5% owner of SCD Holdings and our operating partnership is a 7.5% owner of SCD Holdings. We have no obligation to fund any capital requirements of Shoney’s; however, in December 2002, we contributed an additional $0.9 million in capital in order to preserve our 7.5% stake. On October 6, 2003, we sold our equity interest in SCD Holdings, the parent company of Shoney’s, Inc., to the other shareholder of the parent company, which is an affiliate of the Lone Star funds. The purchase price was $7.5 million, and we anticipate recognizing a gain of $2.1 million. The special committee of our board of directors, described below, approved this transaction. We expect to continue to have opportunities to acquire restaurant properties from Shoney’s.

We have established a special committee of our board of directors, consisting of Messrs. Dawson, Deterding and Kropp, to approve any acquisitions of Shoney’s and Captain D’s properties because of the conflict of interest we have by virtue of the fact that an affiliate of the Lone Star funds owns 92.5% of the parent company of Shoney’s. The Lone Star Investors currently own 18.7% of our common stock and are the selling stockholders in this offering. Mr. Stetson, our chief executive officer, is a member of the board of directors of Shoney’s. Mr. West, our chairman, and Mr. Allen, another one of our directors, are members of the board of directors of Shoney’s, Inc. and the board of managers of Captain D’s, LLC. The special committee, which has approved the acquisition of the properties already acquired from Shoney’s, evaluates the procedure used by management to identify and value the properties to be acquired and ultimately approves the aggregate purchase price to be paid by us. No member of the special committee has any affiliation with the Lone Star funds.

Recent and Proposed Acquisitions.    In August 2002, we commenced our acquisition of Shoney’s and Captain D’s properties. As of June 30, 2003, we had acquired 18 Shoney’s properties located in nine states and 48 Captain D’s properties (one of which was subsequently sold) located in 10 states for an aggregate purchase price of approximately $49.8 million. All of the 18 Shoney’s properties are leased back to Shoney’s, Inc., and of the remaining 47 Captain D’s properties, 46 are leased back to Captain D’s, LLC and one is leased to a third party operator. At the closing of the acquisition of these properties, we entered into 20-year triple-net leases with the tenants of these properties. A portion of the purchase price for the Captain D’s properties was paid through the exchange of mortgage notes of Captain D’s we had previously acquired. Specifically, we exchanged $20.0 million of face amount of Captain D’s mortgage notes as partial payment for the acquisition of 33 Captain D’s properties that had a total purchase price of $20.8 million, and we exchanged an additional $12.0 million of face amount of mortgage notes as partial payment for the acquisition of 15 additional Captain D’s properties that had a total purchase price of $12.7 million. The balance of the purchase price in each transaction was paid in cash. We paid for the mortgage notes and the Shoney’s and Captain D’s properties with borrowings under our existing credit facility, along with internally generated cash flow.

On September 17, 2003, we acquired an additional seven Shoney’s properties for an aggregate purchase price of approximately $6.4 million. We used internally generated cash flow and borrowings under our existing credit facility to pay for these seven properties.

In addition, we have entered into a contract to purchase up to an additional 41 Captain D’s properties for an aggregate purchase price of $33.3 million, and as of the date of this prospectus supplement we have acquired 33 of these properties for an aggregate consideration of $26.7 million. The exact number of Captain D’s properties we ultimately acquire and the purchase price will not be finalized until our due diligence is completed and certain closing conditions are satisfied. We expect to complete this transaction in the fourth quarter of 2003. We anticipate entering into a 20-year triple-net lease with the seller at the closing of the transaction. We have funded the acquisition of these properties with the proceeds of a recently completed public offering of our common stock and borrowings under our existing revolving credit facility.

Disposition Strategies.     For the six months ended June 30, 2003, we disposed of 37 properties for cash proceeds of $21.1 million, net of closing costs of $1.0 million, and for the period from July 1, 2003 through September 15, 2003, we disposed of an additional 19 properties for cash proceeds of approximately $12.6 million, net of closing costs of $1.0 million. We have recognized a net gain on property sales year-to-date (through September 15, 2003) of $10.2 million. On selective dispositions, we use Section 1031 to defer significant tax gains. As part of our strategic re-focus on our core business, we intend to continue to make strategic dispositions of certain restaurant and C&G properties. These dispositions include vacant and underperforming properties, as well as sales to buyers acquiring properties through tax-advantaged exchanges under Section 1031 of the Internal Revenue Code, which often result in more favorable sale prices.

Operating Strategy

Two significant risks in the chain restaurant property business are: (1) lease default losses and/or (2) non-renewal of leases with accompanying declines in rent upon re-leasing. The following operating strategies are designed to enhance the predictability and sustainability of our cash flow and minimize these risks:

•	Rent Payment Protection. We protect against loss of rent payment by employing underwriting standards such as rent-to-sales coverage ratio analysis and by including terms and conditions in our leases which discourage non-payment. These terms and conditions include master leases covering multi-unit operations, cross default provisions on other properties, non-access to restaurant equipment under certain circumstances and letter of credit and/or personal guaranty requirements.

•	Lease Renewal. We aggressively pursue lease renewals to take advantage of the need by tenants for stability and continuity. We believe that the location of a restaurant is a critical factor in a restaurant’s success. Tenants, in most cases, would experience a loss in the profitability of a restaurant and incur difficulty and cost in moving the restaurant in the event of non-renewal of the lease. As a result, we believe renewal of the lease, on terms equal to or better than the existing terms, is more likely to occur than having the tenant vacate the space.

•	Diversification. We believe our cash flow is further protected through the diversification of our properties by location, brand affiliation and the large number of operators leasing our properties. Our properties are diversified geographically in 48 states, with no state except Texas (26.3%) accounting for greater than 10% of our annualized base rent. We believe the geographic diversity provides us with protection from downturns in local and regional economies. Since our company’s inception in its current form in May 1994, we have significantly expanded the number of our brand affiliations. As of June 30, 2003, no brand affiliation accounted for more than 10% of our annualized base rent, except for Burger King (18.7%). Additionally, as of June 30, 2003, we had no tenant that accounted for greater than 8% of our annualized base rent. As a result, we are not materially dependent on any one operator or any small group of operators.

•	Retail Operations. Our ability to transition underperforming properties has been enhanced through the establishment of a taxable REIT subsidiary, FSI. This subsidiary focuses on operating properties for which we have taken over operations from lessees on an interim basis, in order to provide an orderly transition from one tenant to another.

•	Asset Management. We actively monitor the performance of each property within our portfolio to avoid potential problems with our properties or their tenants. As a result of these activities, we may work with tenants to help assure their continued payment of rent, we may assume operations or we may take back and re-lease or sell the property so that it produces a better return.

PROPERTIES

Ownership of Real Estate Interests

As of June 30, 2003, of the 801 properties included in our portfolio, we:

•	owned both the land and building in fee on 669 of such properties;

•	leased the underlying land from a third party and owned the building and the other improvements thereon on 81 of such properties;

•	owned the land in fee, with the tenant owning the building, on 36 of such properties; and

•	leased from a third party the underlying land, the building and the other improvements thereon on 15 properties and then subleased the property to the operator.

The information relating to our properties provided throughout this “Properties” section is as of June 30, 2003 and does not give effect to any of our acquisitions or dispositions completed or proposed after that date.

Types of Properties

At June 30, 2003, our portfolio consisted of 801 properties. In addition to our portfolio of 801 properties, at June 30, 2003, we owned nine billboard properties, one office building and one fuel terminal facility. The following table shows certain information with respect to our portfolio of properties.

Property Type	Number of Properties (1)	Percentage of Total Properties	Percentage of Annualized Base Rent (2)	Average Remaining Lease Term (Years)
Restaurants	655	81.8%	84.8%	11.9
C&Gs	136	17.0	14.0	8.4
Other (3)	10	1.2	1.2	12.2

Total	801	100.0%	100.0%	11.4

(1)	Properties include 78 vacant properties and such vacant properties are included in the property type relating their respective uses prior to vacancy.
(2)	Annualized base rent is based upon the contractual annual rent of properties owned at June 30, 2003.
(3)	Consists of other non-restaurant and non-C&G retail properties as well as undeveloped land.

Brand Affiliations

We intend to continue to strategically acquire properties affiliated with major national and regional brands, provided they are operated by competent, financially-stable, multi-unit restaurant operators. We believe that successful restaurants operated under these types of brands will continue to offer stable, consistent returns to us with reduced risk of default or non-renewal of the lease and franchise agreements. We also believe our cash flow is further protected through the increasing diversification of our properties by brand affiliation. Since May 1994, we have significantly expanded the number of our brand affiliations. The following table reflects the major brand affiliations of our properties as of June 30, 2003.

Brand Name	Number of Properties (1)	Percentage of Total Properties	Percentage of Annualized Base Rent (2)
Burger King®	165	20.6%	18.7%
Arby’s®	65	8.1	7.7
Captain D’s®	51	6.4	6.0
El Chico®	21	2.6	5.8
Schlotzsky’s®	26	3.2	4.2
Spaghetti Warehouse®	13	1.6	3.3
Shoney’s®	19	2.4	3.1
Grandy’s®	27	3.4	2.5
Taco Cabana®	10	1.2	2.3
Fina®	41	5.1	2.3
Applebee’s®	11	1.4	2.3
Chili’s®	8	1.0	2.2
Ale House®	6	0.7	2.2
Popeye’s®	20	2.5	2.1
Charleston’s®	5	0.6	1.9
Mobil®	5	0.6	1.8
Phillips 66®	18	2.2	1.8
Shell Oil®	8	1.0	1.8
Gant Oil®	27	3.4	1.7
Bruegger’s Bagels®	13	1.6	1.5
7-Eleven®	7	0.9	1.5
Hardees®	14	1.7	1.4
Pizza Hut®	16	2.0	1.3
Dairy Queen®	34	4.2	1.3
Arco®	9	1.1	1.1
Other brands (less than 1% of annualized base revenue each)	162	20.5	18.2

Total	801	100.0%	100.0%

(1)	Properties include 78 vacant properties, and such vacant properties are included in the brand name relating to their respective uses prior to vacancy.
(2)	Annualized base rent is based upon the contractual annual rent of properties owned at June 30, 2003.

Significant Tenants

As of June 30, 2003, we had over 280 tenants, many of which leased more than one property. The following table reflects certain information with respect to our ten largest tenants based on annualized base rent as of June 30, 2003.

Name	Brands	Number of Properties	Percentage of Total Properties	Percentage of Annualized Base Rent (1)
Sybra, Inc.	Arby’s	58	7.2%	7.1%
Captain D’s, LLC	Captain D’s	46	5.7	5.6
El Chico Restaurants, Inc	El Chico	20	2.5	5.6
Carrols Corp.	Burger King	22	2.7	3.4
Spaghetti Warehouse Restaurants, Inc.	Spaghetti Warehouse	12	1.5	3.3
Shoney’s, Inc	Shoney’s	18	2.2	3.1
Apple Corps, LP/Carlos O’Kelly’s, Inc	Applebee’s and Carlos O’Kelly’s	13	1.6	2.9
Grandy’s, Inc.	Grandy’s	27	3.4	2.5
Texas Taco Cabana LP	Taco Cabana	10	1.2	2.3
Brinker Restaurant Corporation	Chili’s	8	1.0	2.2

Total of Top Ten Tenants		234	29.0%	38.0%

(1)	Annualized base rent is based upon the contractual annual rent of properties owned at June 30, 2003.

Geography

The following table indicates the states in which we have properties and the percentage of our annualized base rent, the number of properties and percentage of our total properties with respect to such state as of June 30, 2003.

State	Number of Properties	Percentage of Total Properties	Percentage of Annualized Base Rent (1)
Texas	243	30.3%	26.3%
North Carolina	55	6.9	5.4
Georgia	42	5.2	5.2
Florida	22	2.7	4.8
Illinois	32	4.0	4.7
Michigan	28	3.5	3.6
New York	30	3.7	3.6
Oklahoma	23	2.9	3.5
California	22	2.7	3.2
Tennessee	30	3.7	3.0
Arizona	21	2.6	2.8
Iowa	13	1.6	2.3
Indiana	13	1.6	2.2
Kentucky	12	1.5	2.2
Pennsylvania	16	2.0	2.2
Hawaii	20	2.5	1.9
Maryland	11	1.4	1.7
Arkansas	11	1.4	1.6
Ohio	11	1.4	1.5
Missouri	10	1.2	1.4
Mississippi	9	1.1	1.4
South Carolina	13	1.6	1.4
West Virginia	9	1.1	1.3
Alabama	13	1.6	1.2
New Hampshire	3	0.4	1.2
Minnesota	12	1.5	1.0
Less than 1% of Annualized Base Rent (22 states)	77	9.9	9.4

Total	801	100.0%	100.0%

(1)	Annualized base rent is based upon the contractual annual rent of properties owned at June 30, 2003.

Overview of Lease Structure

Typically, we acquire a property that has been operated as a quick-service or full-service restaurant that is subject to a lease with a remaining term of five to 20 years and has a franchise agreement that terminates at the same time. Substantially all of our existing leases are triple-net leases. Our triple-net leases typically require the tenants to be responsible for property operating costs including property taxes, insurance and maintenance. The triple-net lease structure is designed to provide us with a consistent cash flow without the obligation to reinvest in the property. Most of our leases have rent escalation clauses that provide for increases every three to five years that average 2% per year increase in base rent. In addition to the base rent, approximately 45% of our leases provide for additional rental payments equal to a percentage of the property’s sales in excess of a threshold amount. For the twelve months ended December 31, 2002, percentage rental revenues represented approximately 6.2% of total real estate rental revenues, and for the six months ended June 30, 2003, percentage rental revenues represented approximately 4.6% of total real estate rental revenues.

We generally acquire properties from third-party lessors or from operators in sale/leaseback transactions in which the operator sells the property to us and then enters into a long-term lease, typically 20 years, with us for the property. A sale/leaseback transaction is attractive to the operator because it allows the operator to monetize the value of the real estate while retaining occupancy for the long-term. A sale/leaseback transaction may also provide specific accounting, earnings and market value benefits to the selling operator.

As of June 30, 2003, the average length of our leases was 11.4 years. The following table sets forth information regarding lease expirations, excluding lease renewal options, for our properties.

Year	Number of Leases Expiring (1)		Percentage of Total Leases	Percentage of Annualized Base Rent (2)	Cumulative
2003	16		2.3%	1.9%	1.9%
2004 (3)	51		7.3	5.7	7.6
2005	30		4.3	2.9	10.5
2006	19		2.7	2.4	12.9
2007	30		4.3	4.6	17.5
2008	20		2.9	2.2	19.7
2009	13		1.9	1.7	21.4
2010	20		2.9	2.6	24.0
2011	12		1.7	2.6	26.6
2012	16		2.3	2.3	28.9
2013	35		5.0	4.3	33.2
2014	19		2.7	3.3	36.5
2015	6		0.9	1.9	38.4
2016	73		10.4	13.8	52.2
2017	94		13.4	13.6	65.8
2018	47		6.7	8.3	74.1
2019	50		7.1	6.4	80.5
2020	62		8.8	6.6	87.1
2021	9		1.3	2.2	89.3
2022	8		1.1	0.9	90.2
2023	68		9.7	9.5	99.7
2024	2		0.3	0.2	99.9
2025	1		0.0	0.1	100.0%

	701	(4)	100.0%	100.0%

(1)	The lease expiration schedule does not include lease renewal options.
(2)	This number is based upon the contractual annual rent of properties owned at June 30, 2003.
(3)	Of these 51 properties, 24 are C&Gs operated under the Fina brand and are subject to recent leases with an initial term of only one year and a purchase option for the tenant.
(4)	This number does not include 78 of our properties which were vacant, 20 other properties which we operate through FSI and two parcels of undeveloped land.

Competition

Our Competition

We compete with numerous other publicly-owned entities, some of which invest a portion of their assets and efforts in leasing, acquiring, owning and managing chain restaurant properties and a number of which have financial and personnel resources greater than ours. We also compete with numerous private firms and individuals for the acquisition of restaurant, C&G and other service retail properties. In addition, there are other publicly owned entities that are dedicated to acquiring, owning and managing triple-net lease properties. The majority of chain restaurant properties are owned by restaurant operators and real estate investors. Management believes, based on its industry knowledge and experience, that this fragmented market provides us with opportunities to make strategic acquisitions.

Our Tenants’ Competition

The restaurants and C&Gs operated on our properties are subject to significant competition. For example, principal competitors include other national and regional quick-service and full-service restaurant chains, local restaurants, national and regional restaurant chains that do not specialize in quick-service but appeal to many of the same customers as do quick-service restaurants, national and regional service station chains, and other competitors such as convenience stores and supermarkets that sell ready-to-eat food and gasoline. Our success depends, in part, on the ability of the restaurants and C&Gs operated on our properties to compete successfully with such other businesses. We do not anticipate, except for the properties operated by FSI, that we will seek to compete directly with these businesses. Instead, we will be dependent upon the experience and ability of the lessees operating the businesses located on our properties. With respect to our franchisee-operated properties, we will also depend on the franchisor systems to compete with these other restaurants, C&Gs and similar operations.

Updated Legal Proceedings Involving Tenants

In August 2003, we settled litigation with Alon USA, L.P., the owner of the Fina brand, regarding the branding of the Fina stations. In February 2003, we entered into a lease termination agreement with the tenant of 51 Fina-branded C&Gs in the Dallas market. We assumed operations of 25 of the stations and temporarily closed the remaining 26. The original dispute involved whether those Fina stations were required to be operated continuously under the Fina brand. Pursuant to the terms of the settlement agreement, we paid Alon approximately $260,000 upon execution of the agreement, agreed to continue to operate the properties under the Fina brand for a specified period and agreed to pay a release fee related to any Fina property that we sell or lease if the subsequent operator does not continue operating under the Fina brand. The obligation to pay the release fee may be assigned by us to the subsequent owner or operator if they covenant to operate the property as a Fina. However, we would be liable in the event of a default by any subsequent owner or operator with respect to the payment of the release fee or the covenant to operate the property under the Fina brand.

RECENT FINANCINGS

Credit Facilities

We have received a commitment letter for a new $50.0 million secured revolving credit facility of which Bank of America, N.A., the lead lender, has committed to provide $30.0 million. The borrowers under this facility will be our operating partnership and certain other of our subsidiaries that own the properties used to establish our borrowing base under this facility. Assuming Banc of America Securities LLC, an affiliate of Bank of America, is able to syndicate the additional $20.0 million under this facility, the term of the facility will be for three years with no renewal options. If the syndication is unsuccessful, our borrowing capacity under the facility will be less than $50.0 million and the term of the facility will be for two years with a one year renewal option. The renewal option is subject to various conditions. The amount we will be able to borrow under the facility will be based on the EBITDA generated by the properties that will serve as the borrowing base under the facility. The annual interest rate on the borrowings under this facility will be LIBOR plus 300 basis points or the base rate plus 100 basis points. The credit facility will also provide that up to $5.0 million of the facility can be used for letters of credit. Borrowings under the revolving credit facility will be secured by a negative pledge on the properties and a pledge of our equity interests in the subsidiaries which own the borrowing base properties. We expect that the new credit facility will be entered into during the fourth quarter of 2003. We plan to borrow under the new credit facility to fund property acquisitions and for general corporate purposes. In addition to the revolving credit facility, the commitment letter with Bank of America also provides for a $35.0 million secured term loan facility described below.

Other Financing Activities

Hawaii Term Loan.    We have received a non-binding indication of interest from, and are in the process of negotiating definitive documents with, First Hawaiian Bank to provide us with a $12.0 million secured term loan facility. Borrowings under this facility would bear interest at either LIBOR plus 250 basis points, or 50 basis points over the lender’s prime rate, at our option. Principal amounts outstanding would amortize over a 15-year period but would mature on the eighth anniversary of the date of funding. This facility would be secured by certain of our properties in Hawaii, as well as a pledge of our equity interests in entities that hold our Hawaiian properties. Borrowings under this term loan facility may be used to fund new property acquisitions, pay down other debt and for general corporate purposes.

Highland Joint Venture/Term Loan.    In conjunction with the proposed new $50.0 million revolving credit facility, the commitment letter from Bank of America also provides for a secured term loan facility in the amount of $35.0 million to partially fund the redemption of the partnership interest in one of our operating partnerships, USRP/HCI Partnership 1, L.P. (the Highland Joint Venture), that is owned by an affiliate of Bank of America. The remaining $17.8 million required to redeem this interest would be generated through the sale to an affiliate of Bank of America of 404,350 new shares of our series A preferred stock and a maximum of $8.7 million in cash, some or all of which will come from the proceeds of a recently completed public offering of our common stock. The closings of the credit facilities and the redemption of the partnership interests are anticipated to occur during the fourth quarter of 2003, and are subject to customary closing conditions.

Borrowings under the term loan facility will bear interest at LIBOR plus 350 basis points or the base rate plus 100 basis points and will mature on the fifth anniversary of the closing date. During the term of this loan, we will only be required to pay interest on the borrowings, with the principal amount due at maturity. Borrowings under this facility may be pre-paid at anytime; however, any pre-payments during the first year of this facility would be at 101% of the amount of principal pre-paid. Any pre-payments thereafter would be at the face amount of the borrowings pre-paid. This term loan facility will initially be secured by the same collateral securing the new revolving credit facility.

Note Repayment

On July 1, 2003, we prepaid $23.75 million of $47.5 million in senior notes that were issued in a private placement on November 13, 1998, which were to mature on August 1, 2003. In connection with this prepayment, we paid $0.8 million in accrued interest and incurred a make-whole interest payment of $0.1 million. We paid the remaining balance on these notes, as well as $1.0 million in accrued interest, on July 29, 2003. These notes were repaid from internally generated cash flow (including sales of properties), borrowings under our existing revolving credit facility and proceeds from the issuance of shares of our series B preferred stock.

Private Placement of Series B Preferred Stock

On June 19, 2003, we raised proceeds, net of placement fees but excluding certain transaction costs, of $15.2 million, from the sale of 16,000 shares of our series B preferred stock in a private placement with certain institutional investors.

The series B preferred stock carries an 8% dividend and is convertible into shares of our common stock at a fixed conversion price of $16.00 per share, which represented a premium to the then current market price for our common stock on the date of issuance. The series B preferred stock is not subject to mandatory redemption but is redeemable by us after three years at stated value plus accrued and unpaid dividends in cash, or, if specific conditions are met, in shares of our common stock based on a weighted average conversion calculation. We also issued warrants to these investors to purchase 206,452 shares of our common stock at an exercise price of $16.50 per share. The warrants have a seven-year term. The offering also included registration rights which required us to file a “shelf” registration statement to register the resale of the underlying common stock after conversion on or prior to August 18, 2003, which we filed with the SEC on Form S-3 (File No. 333-108054) on August 18, 2003 and which was declared effective on October 1, 2003.

The private placement also included a twelve-month option for the institutional investors to purchase an additional $4.0 million of our series B preferred stock under the same terms as the initial investment, with certain conversion price adjustments for the then current market price of our common stock.

On October 16, 2003, we sold to the series B preferred stock investors an additional $4.0 million of our series B preferred stock at stated value, with a fixed conversion price of $16.00 per share and issue additional warrants, and increased the amount of our series B preferred stock that the series B preferred stock investors have the right to purchase under the 12-month option by an additional $1.0 million for a total option of $5.0 million.

MANAGEMENT

Directors and Officers

Our officers and directors as of June 30, 2003 are as follows:

Name	Age	Position(s) and Offices Held
Executive Officers
Robert J. Stetson	53	Chief Executive Officer, Director
Harry O. Davis	47	Chief Operating Officer
Stacy M. Riffe	38	Chief Financial Officer and Secretary
Outside Directors
David M. West	46	Director and Chairman of the Board
Len W. Allen, Jr.	39	Director
G. Steven Dawson	45	Director
John C. Deterding	71	Director
Robert Gidel	52	Director
James H. Kropp	54	Director
Gregory I. Strong	46	Director

Robert J. Stetson.    Mr. Stetson is one of our directors, a member of the board’s executive committee and has been our Chief Executive Officer since June 2001. He also served as our Chief Executive Officer and President from our formation in January 1997 until October 1999. From May 1994 until December 2000, Mr. Stetson also served as President and a director of QSV Restaurant Properties, Inc., the former general partner of U.S. Restaurant Properties Master L.P., our predecessor, and, until October 1999, was also Chief Executive Officer of QSV Restaurant Properties. From 1987 until 1992, Mr. Stetson served as the Chief Financial Officer and later President-Retail Division of Burger King Corporation and Chief Financial Officer and later Chief Executive Officer of Pearle Vision. As Chief Financial Officer of Burger King Corporation, Mr. Stetson was responsible for managing more than 950 restaurants that Burger King Corporation leased to tenants. Prior to 1987, Mr. Stetson served in several positions with PepsiCo Inc. and its subsidiaries, including Chief Financial Officer of Pizza Hut, Inc. Mr. Stetson also serves on the board of directors of Shoney’s, Inc.

Harry O. Davis.    Mr. Davis joined us in July 1998 and has run the Asset Management Department since May 1999. In June 2001, he was named Senior Vice President and in October 2002 he was named Chief Operating Officer. Mr. Davis is a twenty-year commercial real estate industry veteran. From 1990 to 1994, he served as Vice President—Real Estate for BEG Enterprises, a Michigan-based commercial property owner. From 1994 until July 1998, Mr. Davis served as President of Davis Commercial Realty and as Director of Asset Management for Kim Martin Company, full service commercial real estate firms.

Stacy M. Riffe.    Ms. Riffe joined the Company in October 2002 as Chief Financial Officer. From November 1999 until joining us, Ms. Riffe served as Chief Financial Officer of Mail Box Capital Corporation d/b/a The Mail Box, a printing and mailing company. From April 1998 until November 1999, Ms. Riffe served as Chief Financial Officer of Pinnacle Restaurant Group, LLC, which was the owner/operator of Harrigan’s Grill and Bar restaurants. From January 1996 until November 1997, Ms. Riffe was Chief Financial Officer of Casa Olé Restaurants, Inc. (currently Mexican Restaurants, Inc.). From 1991 until 1996, Ms. Riffe held various positions, including Controller with Spaghetti Warehouse, Inc. Prior to 1991, Ms. Riffe was an auditor for the Dallas office of KPMG LLP.

David M. West.    Mr. West was elected our Chairman of the Board, a director and Interim Chief Executive Officer in March 2001 (he resigned as Interim Chief Executive Officer in June 2001 at the time Mr. Stetson was elected Chief Executive Officer) in connection with the closing of a significant common stock investment by the Lone Star Investors in us. He currently serves on the board’s executive committee and compensation committee. Mr. West is the President of Lone Star U.S. Acquisitions, LLC, and, in that capacity, directs all North American origination, underwriting and asset management efforts for Lone Star funds. Prior to joining the Lone Star funds in 1998, Mr. West was a Senior Vice President with L. J. Melody & Company where he was responsible for originating real estate debt and equity transactions. His professional experience also includes 15 years with General Electric Capital Commercial Real Estate where, as Senior Vice President/Territory Manager, he led the real estate investment group for the Southwest United States. Mr. West also serves on the board of directors of Shoney’s, Inc. and the board of managers of Captain D’s, LLC.

Len W. Allen, Jr.    Mr. Allen is one of our directors and a member of our executive committee. Since August 2000, Mr. Allen has served as Executive Vice President of Lone Star U.S. Acquisitions, LLC where he is responsible for originating investment opportunities in North America for the Lone Star funds. From February 1997 until he joined the Lone Star funds, Mr. Allen was Executive Vice President of Hudson Advisors LLC, the asset management advisory company for the Lone Star funds, where he was responsible for managing portfolios of assets located in North America. Mr. Allen’s previous experience also includes Lehndorff USA, a diversified real estate company with holdings throughout the United States. Mr. Allen also serves on the board of directors of Shoney’s, Inc. and the board of managers of Captain D’s, LLC.

G. Steven Dawson.    Mr. Dawson is one of our directors, chairman of our audit committee and a member of the special committee. From 1990 to September 2003, Mr. Dawson served as the Senior Vice President and Chief Financial Officer of Camden Property Trust (NYSE: CPT), and he will continue as an employee of Camden until the end of 2003. Camden is a public real estate company which specializes in the acquisition, development, and management of apartment communities throughout the United States, with major concentrations in Dallas, Houston, Las Vegas, Southern California, Denver and the Tampa/Orlando areas. Prior to 1990, Mr. Dawson served in various related capacities with companies involved in commercial real estate, including land and office building development as well as the construction and management of industrial facilities located on airports throughout the country. He currently serves on the board of AmREIT, a publicly traded REIT.

John C. Deterding.    Mr. Deterding is one of our directors, a member of the audit committee, a member of the special committee, and the chairman of our compensation committee. He has been the owner of Deterding Associates, a real estate consulting company, since June 1993. From 1975 until June 1993 he served as Senior Vice President and General Manager of the Commercial Real Estate division of General Electric Capital Corporation. From November 1989 to June 1993, Mr. Deterding served as Chairman of the General Electric Real Estate Investment Company, a privately-held REIT. He served as director of GFICC Financial Corporation from 1986 to 1993. He currently serves as a director of Atrium Companies and a trustee of Fortress Registered Investment Trust. He was formerly a trustee for BAI and the Urban Land Institute and was a director of Patriot American.

Robert Gidel.    Mr. Gidel is one of our directors and a member of our audit committee. Since 1998, Mr. Gidel has been the Managing Director of Liberty Partners, L.P., a partnership which makes investments in real estate operating companies and partnerships. Since 1996, Mr. Gidel has been the independent member of the Independent Investment Committee of the Lone Star funds. The investment committee approves, but does not generate, all investments made by the Lone Star funds. Through April 1998 (when it merged with EastGroup Properties), Mr. Gidel was the President, Chief Executive Officer and a Director of Meridian Point Realty Trust VIII, a publicly traded REIT specializing in industrial properties. Through April 1997, Mr. Gidel served as President, COO and a director of Paragon Group, Inc., a publicly-traded REIT that owned multifamily apartments located in the southern states, and through 1996, served as President of Paragon Group Property Services, a related subsidiary providing property management services. From 1995 until 1997, Mr. Gidel was a partner and the COO of Brazos Principal GenPar, the general partner of the Brazos Fund, and served as President, COO and a director of Brazos Asset Management, the general partner of Brazos Partners, from 1993 to 1995. Both Brazos entities were real estate opportunity funds sponsored by affiliates of Robert M. Bass and had assets in excess of $1 and $3 billion, respectively. Prior to 1993, Mr. Gidel served in several executive management positions with Alex. Brown Kleinwort Benson Realty Advisors and Heller Financial. Mr. Gidel is

currently a member of the board of directors of two publicly-traded REITs - Developers Diversified Realty Corporation, of which he is a member of the audit and compensation committees, and Pinnacle Holdings, Inc. and three investment companies: Fortress Registered Investment Trust, Fortress Pinnacle Investment Fund and Fortress Registered Investment Fund II, LLC.

James H. Kropp.    Mr. Kropp is one of our directors and a member of our compensation committee and the special committee. He has been a managing director of Christopher Weil & Company, Inc., a securities broker-dealer and registered investment advisor, since April 1995. During Mr. Kropp’s tenure, Christopher Weil has participated in multiple transactions with us, including the acquisition of the QSR and Divall portfolios, managing a portfolio of publicly-traded restaurant bonds and the investment in our common stock by Lone Star Funds. From July 1994 to November 1994, he was Executive Vice President and Chief Financial Officer of Hospitality Investment Trust, a REIT. From 1989 to July 1994, he was managing director of MECA Associates USA, a real estate advisory and asset management company serving institutional property owners. He currently serves as a Director of PS Business Parks and Madison Park Real Estate Investment Trust, a non-public REIT.

Gregory I. Strong.    Mr. Strong is one of our directors and a member of our executive committee. Mr. Strong serves as Executive Vice President of Hudson Advisors LLC, the asset management advisory company for the Lone Star funds, where he currently oversees the management of portfolios in North America. Mr. Strong began his career at Brazos Asset Management, the predecessor to Hudson Advisors LLC, in 1993 as an asset manager and underwriter of real estate portfolios. In 1995, he was promoted to Director of Underwriting where he served until his next promotion to Portfolio Manager of the European assets under management. Prior to 1993, Mr. Strong worked for other diversified real estate companies including American Real Estate Group, American Residential Properties and the FDIC/FADA.

UPDATE OF FEDERAL INCOME TAX CONSEQUENCES

The following is a summary of certain of our recent developments as well as recent changes in the federal income tax laws that affect REITs and stockholders of REITs. This discussion supplements, and should be read in conjunction with, the disclosure under the caption “Federal Income Tax Consequences” in the accompanying prospectus. The following tax discussion replaces the discussion in the section entitled “Federal Income Tax Consequences” to the extent the two are inconsistent. The following discussion, which is not exhaustive of all possible tax consequences, does not include a detailed discussion of any state, local or foreign tax consequences.

The statements in this discussion are based on current provisions of the Internal Revenue Code, existing, temporary and currently proposed Treasury Regulations under the Internal Revenue Code, the legislative history of the Internal Revenue Code, existing administrative rulings and practices of the IRS and judicial decisions. No assurance can be given that legislative, judicial or administrative changes will not affect the accuracy of any statements in this discussion with respect to transactions entered into or contemplated prior to the effective date of such changes. Any such change could apply retroactively to transactions preceding the date of the change. We do not plan to request any rulings from the IRS concerning our tax treatment and the statements in this discussion are not binding on the IRS or any court. Thus, we can provide no assurance that these statements will not be challenged by the IRS or that such challenge will not be sustained by a court.

This discussion is not intended as a substitute for careful tax planning. Each prospective purchaser of our common stock is advised to consult with his or her own tax advisor regarding the specific tax consequences to him or her of the purchase, ownership and disposition of common stock in an entity electing to be taxed as a REIT, including the federal, state, local, foreign and other tax consequences of such purchase, ownership, disposition and election, and of potential changes in applicable tax laws.

We have elected to be treated as a REIT under Sections 856 through 860 of the Internal Revenue Code for federal income tax purposes commencing with our taxable year ended December 31, 1997. We believe that we have been organized and have operated in a manner that qualifies for taxation as a REIT under the Internal Revenue Code. We also believe that we will continue to operate in a manner that will preserve our status as a REIT. We cannot assure you, however, that such requirements will be met in the future. We have received an opinion from Locke Liddell & Sapp LLP, our legal counsel, to the effect that we qualified as a REIT under the Internal Revenue Code for our taxable year ended December 31, 2002, we have been organized and our manner of operation has been in conformity with the requirements for qualification and taxation as a REIT as of the date of this prospectus and that our proposed manner of operation and diversity of equity ownership should enable us to continue to satisfy the requirements for qualification as a REIT in the calendar year 2003 if we operate in accordance with the methods of operation described herein including our representations concerning our intended method of operation. However, you should be aware that opinions of counsel are not binding on the IRS or on the courts, and, if the IRS were to challenge these conclusions, no assurance can be given that these conclusions would be sustained in court. The opinion of Locke Liddell & Sapp LLP is based on various assumptions as well as on certain representations made by us as to factual matters, including a factual representation letter provided by us. The rules governing REITs are highly technical and require ongoing compliance with a variety of tests that depend, among other things, on future operating results, asset diversification, distribution levels and diversity of stock ownership. Locke Liddell & Sapp LLP will not monitor our compliance with these requirements. While we expect to satisfy these tests, and will use our best efforts to do so, no assurance can be given that we will qualify as a REIT for any particular year, or that the applicable law will not change and adversely affect us and our stockholders. The following is a summary update of the material federal income tax considerations affecting us as a REIT and our stockholders.

To protect against violations of the REIT stock ownership requirements, our articles of incorporation provide that, with certain exceptions, no person is permitted to own, applying constructive ownership rules set forth in the Code, more than 9.8% of our outstanding common stock or 9.8% of our outstanding preferred stock.

Our articles of incorporation allow our board of directors to increase these ownership limits in certain cases. The ownership limits have been increased for certain stockholders.

The rules dealing with federal income taxation are constantly under review by Congress, the IRS and the Treasury Department. For example, on December 17, 1999, the Ticket to Work and Work Incentives Improvement Act of 1999, was signed into law. The act contains changes in federal income tax laws that, beginning after December 31, 2000, affect REITs. Under this legislation, REITs may own stock in “taxable REIT subsidiaries,” which are corporations that may provide services to tenants of the REIT and others, without disqualifying the rents that the REIT receives from its tenants. A taxable REIT subsidiary is a corporation in which a REIT owns stock, directly or indirectly, and with respect to which the corporation and the REIT have made a joint election to treat the corporation as a taxable REIT subsidiary. Although a REIT may own up to 100% of the stock of a taxable REIT subsidiary, (1) the value of all securities in taxable REIT subsidiaries held by the REIT may not exceed 20% of the value of the total assets of the REIT; and (2) any dividends received by the REIT from its taxable REIT subsidiaries will not constitute qualifying income under the 75% income test. In addition, the new legislation limits the deduction of interest paid by a taxable REIT subsidiary to the REIT and limits the amount of rental payments that may be made by a taxable REIT subsidiary to the REIT.

This legislation imposes a tax on a REIT equal to 100% of redetermined rents, redetermined deductions and excess interest. Redetermined rents are generally rents from real property which would otherwise be reduced on distribution, apportionment or allocation to clearly reflect income as a result of services furnished or rendered by a taxable REIT subsidiary to tenants of the REIT. There are a number of exceptions with regard to redetermined rents, which are summarized below.

•	Redetermined rents do not include amounts received directly or indirectly by a REIT for customary services.

•	Redetermined rents do not include de minimis payments received by the REIT with respect to non-customary services rendered to the tenants of a property owned by the REIT that do not exceed 1% of all amounts received by the REIT with respect to the property.

•	The redetermined rent provisions do not apply with respect to any services rendered by a taxable REIT subsidiary to the tenants of the REIT, as long as the taxable REIT subsidiary renders a significant amount of similar services to persons other than the REIT and to tenants who are unrelated to the REIT or the taxable REIT subsidiary or the REIT tenants, and the charge for these services is substantially comparable to the charge for similar services rendered to such unrelated persons.

•	The redetermined rent provisions do not apply to any services rendered by a taxable REIT subsidiary to a tenant of a REIT if the rents paid by tenants leasing at least 25% of the net leasable space in the REIT’s property who are not receiving such services are substantially comparable to the rents paid by tenants leasing comparable space who are receiving the services and the charge for the services is separately stated.

•	The redetermined rent provisions do not apply to any services rendered by a taxable REIT subsidiary to tenants of a REIT if the gross income of the taxable REIT subsidiary from these services is at least 150% of the taxable REIT subsidiary’s direct cost of rendering the services.

•	The Secretary of the Treasury has the power to waive the tax that would otherwise be imposed on redetermined rents if the REIT establishes to the satisfaction of the Secretary that rents charged to tenants were established on an arms’ length basis even though a taxable REIT subsidiary provided services to the tenants.

Redetermined deductions are deductions, other than redetermined rents, of a taxable REIT subsidiary if the amount of these deductions would be decreased on distribution, apportionment or allocation to clearly reflect income between the taxable REIT subsidiary and the REIT. Excess interest means any deductions for interest payments made by a taxable REIT subsidiary to the REIT to the extent that the interest payments exceed a commercially reasonable rate of interest.

Under this legislation, a REIT is prohibited from owning more than 10%, by vote or by value, of the securities, other than specified debt securities, of a non-REIT issuer. This prohibition does not, however, apply to taxable REIT subsidiaries, qualified REIT subsidiaries and non-qualified corporate subsidiaries in which the REIT does not own more than 10% of the voting securities, provided certain transition rules can be satisfied. The 5% asset test described in the accompanying prospectus also does not apply to taxable REIT subsidiaries.

Under this legislation, the 95% distribution requirement discussed in the accompanying prospectus is reduced to 90% of REIT taxable income.

Under this legislation, the basis for determining whether more than 15% of the rents received by a REIT from a property are attributable to personal property is based upon a comparison of the fair market value of the personal property leased by the tenant as compared to the fair market value of all of the property leased by the tenant, rather than the adjusted basis of such personal property compared to the adjusted basis of all such property as discussed in the accompanying prospectus.

On May 28, 2003, the President of the United States signed into law the Jobs and Growth Tax Relief Reconciliation Act of 2003, referred to in this prospectus supplement as the Jobs and Growth Tax Act. The Jobs and Growth Tax Act reduces the maximum individual tax rate for long-term capital gains generally from 20% to 15% (for sales occurring after May 6, 2003 through December 31, 2008). The Jobs and Growth Tax Act also taxes “qualified dividend income” of individuals as net capital gain, thus reducing the maximum individual tax rate for such dividends to 15% (for tax years from 2003 through 2008). “Qualified dividend income” generally includes dividends received from regular domestic corporations and from certain “qualified foreign corporations,” provided certain required stock holding periods are met.

Under the Jobs and Growth Tax Act, REIT dividends (other than capital gain dividends) generally are not qualifying dividend income and continue to be taxed at ordinary rates. Dividends received from a REIT will be treated as qualified dividend income, however, to the extent the REIT itself has qualifying dividend income for the taxable year in which the dividend was paid, such as dividends from taxable REIT subsidiaries, and designates such dividends as qualifying for such capital gains rate tax treatment. Qualifying dividend income of a REIT for this purpose also includes the sum of (1) the excess of the REIT’s “real estate investment trust taxable income” for the preceding year, which would typically include any income that the REIT did not distribute to stockholders, over the tax payable by the REIT on such income, and (2) the excess of the income of the REIT for the preceding year subject to the built-in gain tax on certain assets acquired from C corporations, including as a result of the conversion of a C corporation to a REIT, over the tax payable by the REIT on any such income in the preceding year.

Assuming that we distribute all of our taxable income to our stockholders, our distributions generally will not be eligible for the new 15% tax rate on dividends for individual taxpayers except to the extent attributable to income on which we have paid tax discussed above or to dividends received by us from non-REIT corporations such as taxable REIT subsidiaries. As a result, our ordinary REIT distributions generally will be taxed at the higher tax rates applicable to ordinary income.

Without future congressional action, the maximum individual tax rate on long-term capital gains will return to 20% in 2009, and the maximum individual tax rate on dividends will move to 35% in 2009 and 39.6% in 2011.

Legislation has been introduced in both the United States House of Representatives and United States Senate referred to as the REIT Improvement Act of 2003 (the “RIA”). If enacted in its current form, the RIA would, among other things (i) clarify and improve certain provisions of the REIT Modernization Act of 1999, (ii) exempt certain foreign investors in REITs from being treated as engaged in a U.S. trade or business solely by reason of receiving a REIT capital gain distribution and (iii) provide for monetary penalties in lieu of REIT disqualification for reasonable cause violations of the REIT requirements.

The accompanying prospectus describes regulations that are to be promulgated governing certain tax issues relating to built-in gain assets we acquire in specific tax-free transactions. Regulations have been issued addressing these issues pursuant to which we will be taxed at the highest regular corporate tax rate to the extent the built-in gain is recognized during the first ten years after we acquire the built-in gain assets.

The United States Treasury has issued final regulations regarding the withholding and information reporting rules discussed in the accompanying prospectus effective for payments made on or after January 1, 2001. See “Federal Income Tax Consequences-Backup Withholding” and “-Taxation of Foreign Investors.” For all payments made on or after January 1, 2001, IRS Forms 1001 and 4224 are replaced by IRS Forms W-8BEN and W-8ECI, respectively. The backup withholding rate has changed from 31% to 28% for 2003.

PLAN OF DISTRIBUTION

All of the shares of series A preferred offered hereby are being sold in an institutional investor at a negotiated price.

LEGAL MATTERS

Certain legal matters, including the legality of the common stock offered by this prospectus supplement, will be passed upon for us by Locke Liddell & Sapp LLP, Dallas, Texas as our securities counsel.

WHERE YOU CAN FIND MORE INFORMATION

The following information supplements, and to the extent inconsistent therewith, replaces the discussion in the accompanying prospectus entitled, “Where You Can Find More Information.”

We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file at the SEC’s public reference rooms. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

The SEC allows us to “incorporate by reference” the information we file with them, which means we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we have sold all of the securities.

•	Annual Report on Form 10-K, as amended, for the fiscal year ended December 31, 2002 (File No. 1-13089);

•	Form 10-K/A for the fiscal year ended December 31, 2002 (File No. 1-13089);

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2003 (File No. 1-13089);

•	Quarterly Report on Form 10-Q for the quarter ended June 30, 2003 (File No. 1-13089);

•	Current Report on Form 8-K filed with the SEC on May 8, 2003 (File No. 1-13089);

•	Current Report on Form 8-K filed with the SEC on August 6, 2003 (File No. 1-13089);

•	Current Report on Form 8-K filed with the SEC on August 18, 2003 (File No. 1-13089);

•	Current Report on Form 8-K/A filed with the SEC on September 19, 2003 (File No. 1-13089);

•	Current Report on Form 8-K filed with the SEC on September 30, 2003 (File No. 1-13089);

•	Current Report on Form 8-K filed with the SEC on October 27, 2003 (File No. 1-13089);

•	Definitive Proxy Statement on Schedule 14-A filed with the SEC on May 1, 2003 (File No. 1-13089);

•	Registration Statement on Form 8-A dated February 20, 1997, relating to our common stock (File No. 1-13089); and

•	Registration Statement on Form 8-A dated November 7, 1997, relating to our series A preferred stock (File No. 1-13089).

The filings we make with the SEC may be obtained from us at no cost upon a written or telephone request by contacting us at the following:

U.S. Restaurant Properties, Inc.

12240 Inwood Road, Suite 300

Dallas, Texas 75244

Attention: Erin Koechel, Investor Relations

Telephone: (972) 387-1487, extension 147

Prospectus

U.S. RESTAURANT PROPERTIES, INC.

$175,000,000

Common Stock and Preferred Stock

We are a real estate investment trust dedicated to acquiring, owning, managing and selectively developing restaurant properties and service stations.

By this prospectus, we may offer, from time to time, shares of our:

•	common stock

•	preferred stock

We will provide specific terms of these securities in supplements to this prospectus. You should read this prospectus and any supplement carefully before you decide to invest.

This prospectus may not be used to consummate sales of these securities unless it is accompanied by a prospectus supplement.

The New York Stock Exchange lists our securities under the following symbols:

•	common stock (symbol: USV)

•	series A cumulative convertible preferred stock (symbol: USVpfA)

To ensure we qualify as a real estate investment trust, no person may own more than 9.8% of the outstanding shares of either our common stock or any series of our preferred stock, unless our Board of Directors waives this limitation.

Consider carefully the risk factors beginning on page 4 of this prospectus.

These securities have not been approved by the Securities and Exchange Commission or any state securities commission. None of these organizations has determined that this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus is July 12, 1999.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the SEC using a “shelf” registration process. Under this shelf process, we may, from time to time, sell any combination of the securities described in this prospectus in one or more offerings up to a total dollar amount of $175,000,000.

This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading “Where You Can Find More Information.”

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s web site

at http://www.sec.gov. You may also read and copy any document we file at the SEC’s public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

The SEC allows us to “incorporate by reference” the information we file with them, which means we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we have sold all of the securities.

•	Annual Report on Form 10-K/A for the fiscal year ended December 31, 1998 (File No. 1-13089);

•	Quarterly Report on Form 10-Q/A for the fiscal quarter ended March 31, 1999 (File No. 1-13089);

•	Registration Statement on Form 8-A dated February 20, 1997, relating to our Common Stock (File No. 1-13089); and

•	Registration Statement on Form 8-A dated November 7, 1997, relating to our Series A Preferred Stock (File No. 1-13089).

You may request a copy of these filings at no cost by writing or telephoning us at the following address and number: U.S. Restaurant Properties, Inc., 5310 Harvest Hill Road, Suite 270, Dallas, Texas 75230, Attention: Michael D. Warren, telephone (972) 387-1487.

You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. We are making offers of these securities only in states where the offer is permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents.

THE COMPANY

We are a Dallas, Texas-based real estate investment trust (or REIT). As a REIT, we are generally not subject to federal income tax. We are, however, subject to a number of organizational and operational requirements and limitations.

We focus on acquiring, owning, managing and selectively developing restaurant properties. In addition to our restaurant properties, we acquire strategically located service stations and develop co-branded facilities combining fast food and convenience stores with service station operations in a single site.

At March 31, 1999, we owned 892 properties in 49 states. We generally lease these properties to fast food and casual dining chain restaurants affiliated with national or regional brands. These brands include:

•	Burger King®

•	Arby’s®

•	Dairy Queen®

•	Hardee’s®

•	Chili’s®

•	Pizza Hut®

•	Grandy’s®

•	Taco Cabana®

Our service stations are affiliated with major oil companies, including Mobil and Texaco. Our leases are generally “triple-net leases” which typically require the tenant to be responsible for property operating costs, including property taxes, insurance and maintenance.

In addition to our ownership of restaurant and service station properties, we have selectively provided debt financing to owner/operators of restaurant properties since August 1997.

We conduct our operations primarily through U.S. Restaurant Properties Operating L.P., a Delaware limited partnership. At March 31, 1999, we owned a 92.6% limited partnership interest in this operating partnership. The sole general partner of this operating partnership is one of our wholly-owned subsidiaries.

We are a Maryland corporation whose common stock is traded on the New York Stock Exchange under the symbol “USV.”

Our principal executive offices are located at 5310 Harvest Hill Road, Suite 270 L.B. 168, Dallas, Texas 75230. Our telephone number is (972) 387-1487.

USE OF PROCEEDS

Unless otherwise described in a prospectus supplement, we will use the net proceeds from any of the offered securities for working capital and general business purposes. These purposes may include repaying debt, financing capital commitments and possible future acquisitions.

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

Our consolidated ratio of earnings to combined fixed charges and preferred stock dividends for each of the periods shown is set forth in the table below. We computed the ratios of earnings to combined fixed charges and preferred stock dividends by dividing our earnings by fixed charges and dividends payable on our outstanding preferred stock. For this purpose, earnings have been calculated by adding fixed charges (excluding capitalized interest) to pretax income from continuing operations. Fixed charges consist of the following:

•	interest costs, whether expensed or capitalized;

•	the interest component of rental expense, if any; and

•	amortization of deferred financing costs (including amounts capitalized).

Prior to 1995, the partnership agreement of our predecessor limited its operations and the amount of indebtedness it could incur. In connection with the restructuring of its operations in 1995, our predecessor’s partnership agreement was amended to permit the expansion of its portfolio. Since that time, we (and our predecessor) have funded acquisitions through a mixture of debt and equity, resulting in an increased fixed charge for interest expense. For 1997, we had total fixed charges and preferred stock dividends of approximately $10,879,000 compared to earnings of approximately $618,000, resulting in a shortfall of approximately $10,261,000. During 1997, we recorded a non-cash, unusual charge of $19,220,000 related to the termination of the management contract between our predecessor and the managing general partner of our predecessor. Excluding the effects of this unusual charge, the ratio of earnings to combined fixed charges and preferred stock dividends would have been 1.82x for 1997. For 1998, we had total fixed charges and preferred stock dividends of approximately $24,284,000 compared to earnings of approximately $23,099,000 resulting in a shortfall of approximately $1,185,000. During 1998, we recorded a non-cash, unusual charge of $12,047,000 related to 495,509 operating partnership units accrued according to the 1997 termination of the management contract. Excluding the effects of this unusual charge, the ratio of earnings to combined fixed charges and preferred stock dividends would have been 1.45x for 1998.

	Years Ended December 31					Three Months Ended
	1994	1995	1996	1997	1998	3/31/98	3/31/99
Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	55.8x	20.8x	3.7x	N/A	N/A	1.52x	1.08X

RISK FACTORS

Before you invest in our securities, you should be aware that your investment is subject to various risks, including those described below. You should carefully consider these risks together with all of the other information included in this prospectus before you decide to purchase any of our securities.

High Debt Level May Affect Overall Operating Results

We currently have a substantial amount of debt. As of March 31, 1999, we had approximately $405 million of outstanding debt, and our debt-to-total-market capitalization was 52.4%. Payments of principal and interest on borrowings may leave us with insufficient cash resources to make future acquisitions or pay distributions required to be paid in order for us to maintain our qualification as a REIT. Our articles of incorporation and by-laws do not contain any limitation on the amount or percentage of debt we may incur.

Failure to Qualify as a REIT Could Adversely Affect Our Operations and Ability to Make Distributions

We intend to operate so as to qualify as a REIT for federal income tax purposes. Although we believe we have been and will continue to be organized and operated in that manner, we can give you no assurance that we will qualify or remain qualified as a REIT. Qualification as a REIT involves the application of highly technical and complex Internal Revenue Code provisions for which there are limited judicial or administrative interpretations. Qualification is also subject to various factual matters and circumstances not entirely within our control. New legislation, regulations, administrative interpretations or court decisions could change the tax laws with respect to qualification as a REIT or the federal income tax consequences of REIT qualification.

If we fail to qualify as a REIT for any taxable year, we would be subject to federal income tax on our taxable income at corporate rates. In addition, we would generally be disqualified from treatment as a REIT for the four taxable years following the year of losing our REIT status. Losing our REIT status would reduce our net earnings available for investment or distribution to our stockholders because of the additional tax liability. In addition, distributions to our stockholders would no longer qualify for the dividends paid deduction and we would no longer be required to make those distributions. To the extent we would have made distributions in anticipation of qualifying as a REIT, we might be required to borrow funds or liquidate some of our investments in order to pay the applicable tax.

Tax Risks Associated with Partnership Structure

Substantially all of our investments are held indirectly through U.S. Restaurant Properties Operating L.P. and its subsidiary partnerships. Our interests in U.S. Restaurant Properties Operating L.P. and its subsidiary partnerships involve special tax considerations, including the possibility that the IRS might challenge the status of U.S. Restaurant Properties Operating L.P. and its subsidiary partnerships as partnerships (as opposed to associations taxable as corporations) for federal income tax purposes. If U.S. Restaurant Properties Operating L.P. or any of its subsidiary partnerships were treated as an association, that entity would be taxable as a corporation and therefore be subject to an entity-level tax on its income. In that situation, the character of our assets and items of gross income would change. A reclassification could prevent us from satisfying the REIT income tests. More important, a reclassification could prevent us from satisfying the REIT asset tests. This in turn would prevent us from qualifying as a REIT. In addition, a change in the tax status of U.S. Restaurant Properties Operating L.P. or a subsidiary partnership might be treated as a taxable event. If so, we might incur a tax liability without any related cash distributions.

Compliance with REIT Rules Requires Us to Limit the Number of Shares a Person May Own

In order to maintain our qualification as a REIT, no more than 50% in value of our outstanding shares of capital stock may be owned, directly or indirectly, by five or fewer individuals or entities. As a result, our articles of incorporation generally provide that no holder may own, directly or indirectly, more than (1) 9.8% of the number of issued and outstanding shares of our common stock, except for QSV Properties, Inc., which may own initially no more than 12% of the number of outstanding shares of common stock or (2) 9.8% of the outstanding shares of preferred stock of any series of preferred stock. Our board of directors may waive this ownership limitation on a case-by-case basis. As a result, without the approval of our board of directors, no person may acquire more than 9.8% of our outstanding common stock thereby limiting a third-party’s ability to acquire control of us.

Provisions of Our Articles of Incorporation and Maryland Law May Limit the Ability of a Third Party to Acquire Control of Us

Preferred Stock.    Our articles of incorporation authorize our board of directors to issue up to 50 million shares of preferred stock. Our board of directors may establish the preferences and rights of any series of preferred stock issued. The issuance of preferred stock could have the effect of delaying or preventing someone from taking control of us, even if a change in control were in our stockholders’ best interests.

Maryland Anti-Takeover Statutes.    As a Maryland corporation, we are subject to various legislative acts which impose restrictions on and require compliance with procedures designed to protect stockholders against unfair or coercive mergers and acquisitions. These statutes may delay or prevent offers to acquire us and increase the difficulty of consummating any third-party offer, even if our acquisition would be in our stockholders’ best interests.

Compliance with Government Regulations May Affect Operating Results

Environmental Liabilities.    Our operating results may be affected by the obligation to pay for the cost of complying with existing environmental laws, ordinances and regulations as well as the cost of complying with future legislation. Current laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of hazardous or toxic substances on its properties. Environmental laws also may impose restrictions on the manner in which a property may be used or transferred or in which businesses may be operated and may impose remedial or compliance costs.

In connection with the acquisition of a property, we have Phase I environmental assessments conducted by qualified, independent environmental engineers. A Phase I environmental assessment involves researching historical usages of a property, databases containing registered underground storage tanks and other matters, including an onsite inspection, to determine whether an environmental issue exists with respect to the property which needs to be addressed. If the results of a Phase I environmental assessment revealed potential issues, a Phase II environmental assessment, which may include testing, groundwater monitoring or borings to locate underground storage tanks, may, depending upon the circumstances, be ordered for further evaluation.

Several Phase I and Phase II environmental assessments of our properties have revealed potential environmental concerns. Specifically, the soils and groundwater beneath these properties may have been impacted by the presence of leaking underground storage tanks on, and the migration of contaminants from, our property and third-party of FSI the locations adjacent to our properties. While these Phase I and Phase II environmental assessments have recommended remedial action or further analysis be undertaken, we have determined that any further action or analysis is unwarranted at this time based on the nature of the suggested action or analysis. We are not aware of any environmental liability or compliance concern at any of our properties that we believe would have a material adverse effect on our business, assets, results of operations or liquidity. We generally place acquired properties with potential environmental issues in special purpose limited liability companies to limit any future claims concerning the properties, and require tenants to assume obligations relating to environmental issues.

It is possible that Phase I environmental assessments will not reveal all environmental liabilities or compliance concerns or that there will be material environmental liabilities or compliance concerns of which we are not aware. We have not been notified by any governmental authority, and we have no knowledge, of any material non-compliance, liability or claim relating to hazardous or toxic substances or other environmental substances in connection with our properties.

Americans With Disabilities Act.    Under the Americans with Disabilities Act of 1990 (the “ADA”), all public accommodations, including restaurants, are required to meet federal requirements relating to physical access and use by disabled persons. If it were determined that we were not in compliance with the ADA, we could be subject to fines, injunctive relief, damages or attorneys fees. Our leases contemplate that compliance with the ADA is the responsibility of the operators of our properties. We are not currently a party to any litigation or administrative proceeding with respect to a claim of violation of the ADA and we do not anticipate the occurrence of any action or proceeding under the ADA that would have a material adverse effect upon us.

DESCRIPTION OF CAPITAL STOCK

The following summary of the terms of the shares of our capital stock contains all material terms of our capital stock, but it does not set forth all the provisions of our articles of incorporation or our by-laws. For additional information about our articles of incorporation and by-laws, we encourage you to read those documents which are exhibits to the registration statement of which this prospectus is a part. References to the “MGCL” are to the Maryland General Corporation Law.

Authorized Stock

Under our articles of incorporation, we have the authority to issue 165 million shares of capital stock, par value $.001 per share, with 100 million of these shares designated as common stock.

Description of Common Stock

As of March 31, 1999, we had outstanding 14,338,627 shares of common stock. Under Maryland law, stockholders generally are not responsible for a corporation’s debts or obligations.

Terms.    Common stock holders will generally be entitled to receive distributions on their shares of common stock if, as and when our board of directors authorizes any distributions. In addition, common stock holders will be entitled to share ratably in our assets which are legally available for distribution to stockholders in the event of our liquidation, dissolution or winding up after payment of, or adequate provision for, all of our known debts and liabilities. These rights are subject to:

•	the preferential rights of our $1.93 series A cumulative convertible preferred stock,
•	preferential rights which may be granted by our board of directors in connection with future issuances of capital stock, and

•	the provisions of our articles of incorporation regarding excess stock.

In order for us to maintain our REIT status, our articles of incorporation provide that, other than QSV Properties, Inc., no holder may own more than 9.8% of our common stock or preferred stock. Any share of common stock or preferred stock in excess of the 9.8% maximum owned by any holder automatically becomes excess stock under the terms of our articles of incorporation. The shares of excess stock will be automatically transferred on our stock records into a trust. The trustee of that trust then identifies a person to whom the shares of excess stock may be sold without violating the ownership limitations. For more complete description of excess stock, see “Restrictions on Transfers of Capital Stock.”

Subject to the provisions of our articles of incorporation regarding excess stock, each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of stockholders, including the election of directors. In addition, except as otherwise required by law or except as provided with respect to any other class or series of stock, the holders of common stock will possess exclusive voting power. There is no cumulative voting in the election of directors. As a result, the holders of a majority of the outstanding shares of common stock, together with any other of our voting stock, can elect all of the directors then standing for election.

Holders of common stock have no conversion, sinking fund or redemption rights, or preemptive rights to subscribe for any of our securities. As described above, common stock may be automatically converted into excess stock as provided in our articles of incorporation.

We furnish our stockholders with (1) annual reports containing audited consolidated financial statements and an opinion thereon expressed by an independent public accounting firm and (2) a semi-annual report for the first six months of each fiscal year containing unaudited financial information.

Subject to the provisions of our articles of incorporation regarding excess stock, shares of common stock will have equal distribution,

liquidation and other rights, and will have no preference, appraisal or exchange rights.

Our articles of incorporation provide that the approval of a majority of the total number of shares entitled to be cast is required for us to dissolve, amend our articles of incorporation, merge, sell all or substantially all of our assets, engage in a share exchange or engage in similar transactions outside the ordinary course of business.

There are provisions in our articles of incorporation and of the MGCL that may discourage a takeover or other transaction which holders of some, or a majority, of the shares of common stock might believe to be in their best interests or in which holders of some, or a majority, of the shares of common stock might receive a premium for their shares of common stock over the then-prevailing market price of the shares of common stock. See “Restrictions on Transfers of Capital Stock” for a description of some of these provisions of our articles of incorporation.

Restrictions on Transfer and Ownership.    We have elected to be treated as a REIT for federal income tax purposes commencing with our taxable year ended December 31, 1997. To qualify as a REIT under the Internal Revenue Code, no more than 50% in value of our outstanding shares of capital stock may be owned, directly or indirectly, by five or fewer individuals during the last half of a taxable year. To assist us in meeting this requirement, our articles of incorporation contain provisions restricting transfers of shares of capital stock which would jeopardize our REIT status and limiting the beneficial ownership, directly or indirectly, of shares of capital stock. See “Restrictions on Transfers of Capital Stock.”

Transfer Agent.    The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

Description of Preferred Stock

General.    Under our articles of incorporation, we are authorized to issue 50 million shares of preferred stock. Of these, 3,679,938 shares, constituting the series A preferred stock, are issued and outstanding as of the date of this prospectus.

Prior to issuance of shares of each series, our board of directors is required to fix for each series, subject to the provisions of our articles of incorporation regarding excess stock, the following provisions:

•	the number of shares to be included in each series,

•	the preferences, conversion or other rights,

•	voting powers,

•	restrictions, including transfer restrictions,

•	limitations as to dividends, and

•	qualifications and terms or conditions of redemption.

We must then file articles supplementary to our articles of incorporation reflecting the terms, preferences and other rights of a particular series of preferred stock.

Except as may be expressly provided with respect to any class or series of preferred stock, no holder of preferred stock will have any preemptive rights.

Our board of directors could authorize the issuance of shares of preferred stock with terms and conditions that could have the effect of discouraging a takeover or other transaction. The holders of some or a majority of the shares of common stock might believe that transaction to be in their best interests. In addition, that transaction might provide the holders of some, or a majority, of the shares of common stock a premium for their shares of common stock over the then-prevailing market price of the common stock.

Terms.    The following description of our preferred stock sets forth the general terms and provisions of the preferred stock which may be issued pursuant to a prospectus supplement. The statements below describing the preferred stock are in all respects subject to and qualified in their entirety by reference to the applicable provisions of our articles of incorporation and by-laws and any articles supplementary designating the terms of a series of preferred stock.

Reference is made to the prospectus supplement relating to the preferred stock offered thereby for the specific terms thereof, including, where applicable, the following:

(1)	The title of the preferred stock;

(2)	The number of shares of the preferred stock offered, the liquidation preference per share and the offering price of the preferred stock;

(3)	The distribution rate(s), period(s) and/or payment date(s) or method(s) of calculation thereof applicable to the preferred stock;

(4)	The date from which distributions on the preferred stock shall accumulate, if applicable;

(5)	The provision for a sinking fund, if any, for the preferred stock;

(6)	The provision for redemption, if applicable, of the preferred stock;

(7)	Any listing of the preferred stock on any securities exchange;

(8)	The terms and conditions, if applicable, upon which the preferred stock will be convertible into common stock, including the conversion price or rate (or manner of calculation thereof);

(9)	Any other specific terms, preferences, rights, limitations or restrictions of the preferred stock;

(10)	A discussion of all material federal income tax considerations applicable to the preferred stock;

(11)	The relative ranking and preference of the preferred stock as to distribution rights and rights upon our liquidation, dissolution or winding up of our affairs;

(12)	Any limitations on issuance of any series of preferred stock ranking senior to or equally with the series of preferred stock being issued as to distribution rights and rights upon our liquidation, dissolution or winding up of our affairs; and

(13)	Any limitations on direct or beneficial ownership and restrictions on transfer, in each case as may be appropriate to preserve our status as a REIT.

Rank.    Unless otherwise specified in the applicable prospectus supplement, the preferred stock will, with respect to distribution rights and rights upon our liquidation, dissolution or winding up of our affairs, rank:

(a)	senior to the common stock and to all equity securities ranking junior to the preferred stock being issued with respect to distribution rights or rights upon liquidation, dissolution or winding up;
(b)	equal to all equity securities we have issued, the terms of which specifically provide that those equity securities rank on a parity with the preferred stock with respect to distribution rights or rights upon liquidation, dissolution or winding up; and

(c)	junior to all equity securities we have issued, the terms of which specifically provide that those equity securities rank senior to the preferred stock with respect to distribution rights or rights upon liquidation, dissolution or winding up.

Distributions.    Holders of the preferred stock of each series will be entitled to receive cash distributions at the rates and on the dates as provided in the applicable prospectus supplement. Cash distributions will only be made when, as and if declared by our board of directors. In addition, cash distributions may only be made out of our assets legally available for payment. Each distribution will be payable to holders of record as they appear on our stock transfer books on the applicable record dates.

Distributions on any series of preferred stock may be cumulative or noncumulative. If cumulative, distributions will accumulate from and after the date set forth in the applicable prospectus supplement.

If distributions with respect to a series of preferred stock are noncumulative, the holders of that series will have no right to receive a distribution for any period in which our board of directors fails to declare a distribution payable on a distribution payment date for that series. We will have no obligation to pay the distribution accrued for that period, whether or not distributions on that series are declared payable on any future distribution payment date.

If any series of preferred stock is outstanding, we will generally not declare or provide for any distributions on the common stock or any other equal or junior series of preferred stock unless one of the following circumstances is met:

(1)	If that series of preferred stock has a cumulative distribution, full cumulative distributions have been or are contemporaneously declared and paid, or declared and payment provided for, on that series for all past distribution periods and the then current distribution period, or

(2)	If that series of preferred stock does not have a cumulative distribution, full distributions for the then current distribution period have been or are contemporaneously declared and paid, or declared and payment provided for.

We may at any time make distributions in the form of shares of common stock or other shares of capital stock ranking junior to the preferred stock as to distributions and upon liquidation.

If we do not pay in full, or provide for payment of, distributions on all series of preferred stock with an equal ranking, all distributions declared on those series of preferred stock with equal rankings will be declared pro rata. Thus, the amount of distributions declared per share of each series of preferred stock with an equal ranking will be in the same ratio that accrued distributions, including any accrued but unpaid distributions, per share of those series bear to each other. We are not obligated to pay, and will not pay, any interest, or sum of money in lieu of interest, in respect of any distribution payment or payments on preferred stock that may be in arrears.

We may not redeem, purchase or otherwise acquire for any consideration, any shares of common stock or any other shares of our capital stock which rank junior or equal to a series of preferred stock, or provide for a sinking fund for the redemption of any of those shares, unless:

(1)	if that series of preferred stock has a cumulative distribution, we have previously or contemporaneously declared and paid, or declared and provided for the payment of, the full cumulative distributions on that series of preferred stock for all current and past distribution periods, or

(2)	if that series of preferred stock does not have a cumulative distribution, we have previously or contemporaneously declared and paid, or declared and provided for the payment of, full distributions on that series of preferred stock for the then current distribution period.

With respect to the common stock and any other shares of our capital stock which rank junior or equal to a series of preferred stock, we may, however, convert those shares into, or exchange those shares for, other capital stock ranking junior to that series of preferred stock.

Any distribution payment made on shares of a series of preferred stock will first be credited against the earliest accrued but unpaid distribution due with respect to shares of that series that remain payable.

Redemption.    The preferred stock may be subject to mandatory redemption or redemption at our option, as a whole or in part, in each case upon the terms, at the times and at the redemption prices set forth in the applicable prospectus supplement.

If any series of preferred stock is subject to mandatory redemption, the applicable prospectus supplement will specify the following:

•	the number of shares of preferred stock that we will redeem in each year commencing after a specified date, and

•	a redemption price per share together with an amount equal to all accrued and unpaid distributions thereon to the date of redemption.

The redemption consideration for any series of preferred stock will not include any accumulation in respect of unpaid distributions for prior periods if that series does not have a cumulative distribution. The redemption price may be payable in cash or other property, as specified in the applicable prospectus supplement.

If the redemption price for preferred stock of any series is payable only from the net proceeds of the issuance of shares of our capital stock, the terms of the preferred stock may provide that if no shares of capital stock have been issued, or to the extent the net proceeds from any issuance are insufficient to pay in full the aggregate redemption price then due, the preferred stock shall automatically and mandatorily be converted into the applicable shares of our capital stock pursuant to conversion provisions specified in the applicable prospectus supplement.

We cannot redeem, purchase or acquire, directly or indirectly, any shares of a series of preferred stock unless:

(1)	if that series of preferred stock has a cumulative distribution, we have previously or contemporaneously declared and paid, or declared and provided for the payment of, the full cumulative distributions on that series of preferred stock for all current and past distribution periods, or

(2)	if that series of preferred stock does not have a cumulative distribution, we have previously or contemporaneously declared and paid, or declared and provided for the payment of, full distributions on that series of preferred stock for the then current distribution period.

The foregoing restrictions do not apply to a conversion or exchange of shares of preferred stock for capital shares ranking junior to that series of preferred stock. These restrictions also will not prevent us from purchasing or acquiring preferred stock to preserve our REIT status and will not prevent a purchase or exchange offer made on the same terms to holders of all outstanding shares of that series of preferred stock.

If fewer than all of the outstanding shares of preferred stock of any series are to be redeemed, we will determine the number of shares to be redeemed and set forth that number in a notice mailed to each holder of record of that series of preferred stock. In the case of a partial redemption, shares may be redeemed pro rata from the holders of record of those shares in proportion to the number of shares held or for which redemption is requested by the holder, with adjustments to avoid redemption of fractional shares, or by any other equitable manner we determine.

A notice of any redemption will be mailed at least 30 days, but not more than 60 days, before the redemption date to each holder of record of preferred stock of any series to be redeemed at the address shown on our stock transfer books. Each notice will state:

•	the redemption date;

•	the number of shares and series of preferred stock to be redeemed;

•	the redemption price;

•	the place or places where certificates for the preferred stock are to be surrendered for payment of the redemption price;

•	that distributions on the shares to be redeemed will cease to accrue on the redemption date; and

•	the date upon which the holder’s conversion rights, if any, as to those shares shall terminate.

If we have notified the holders of preferred stock of a redemption, and if we have set aside the necessary funds to redeem those shares, distributions will no longer accrue on that preferred stock from and after the redemption date. In addition, all rights of the holders of those shares will terminate, other than the right to receive the redemption price.

Liquidation Preference.    If we voluntarily or involuntarily liquidate, dissolve or wind up our affairs, the holders of each series of preferred stock will be entitled to receive, out of our assets which are legally available for distribution, liquidating distributions. These distributions or payments will be made before any distribution or payment is made to any holder of common stock or any other class of our capital stock which ranks junior to the particular series of preferred stock. The amount of any liquidating distributions will be equal to (1) the liquidation preference set forth in the applicable prospectus supplement, plus (2) an amount equal to all accrued and unpaid distributions, including unpaid cumulative distributions for prior distribution periods.

After payment of the full amount of liquidating distributions to which they are entitled, the holders of preferred stock will have no right or claim to any of our remaining assets.

If our available assets are insufficient to pay the amount of the liquidating distributions on all outstanding shares of a series of preferred stock and all of our securities which rank equally with that series, the holders of that series of preferred stock and those other securities will share ratably in any distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

If we have made liquidating distributions in full to all holders of a series of preferred stock, our remaining assets will be distributed among the holders of any other classes or series of capital stock ranking junior to that series of preferred stock according to their respective rights and preferences. For these purposes, our consolidation or merger with or into any other corporation, trust or entity, or the sale, lease or conveyance of all or substantially all of our property or business, shall not be deemed to constitute a liquidation, dissolution or winding up of our affairs.

Voting Rights.    Except as set forth below, holders of the preferred stock will only have the voting rights which are (1) required from time to time by law or (2) indicated in the applicable prospectus supplement.

Unless provided otherwise for any series of preferred stock, so long as any shares of preferred stock of a series remain outstanding, we will not, without the affirmative vote or consent of at least a majority of the outstanding shares of that series of preferred stock voting as a class:

•	authorize or create, or increase the authorized or issued amount of, any class or series of capital stock ranking senior to that series of preferred stock with respect to payment of distributions or the distribution of assets upon liquidation, dissolution or winding up of our affairs or reclassify any of our authorized capital stock into shares of that series of preferred stock, or create, authorize or issue any obligation or security convertible into or evidencing the right to purchase those shares, or

•	amend, alter or repeal the provisions of our articles of incorporation or the articles supplementary for that series of preferred stock, whether by merger, consolidation or otherwise, so as to materially and adversely affect any right, preference, privilege or voting power of that series of preferred stock or the holders thereof.

A merger, consolidation or other similar event will not be deemed to have materially and adversely affected a series of preferred stock so long as the preferred stock remains outstanding with no material change in the terms thereof, even though we may not be the surviving entity. In addition, (1) an increase in the amount of authorized preferred stock or the creation or issuance of any other series of preferred stock or (2) any increase in the amount of authorized shares of that series or any other series of preferred stock of an equal or junior rank will not be deemed to materially and adversely affect a series of preferred stock.

The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which a vote would otherwise be required shall be effected, we have redeemed, or called for the redemption of, all outstanding shares of that series of preferred stock and we have deposited sufficient funds in trust to effect the redemption.

Conversion Rights.    If any series of preferred stock is convertible into common stock, the terms and conditions, if any, of that conversion will be set forth in the applicable prospectus supplement. The terms, if any, will include:

•	the number of shares of common stock into which the shares of preferred stock are convertible,

•	the conversion price or rate (or manner of calculation thereof),

•	the conversion period,

•	provisions as to whether conversion will be at the option of the holders of the preferred stock or us,

•	the events requiring an adjustment of the conversion price, and

•	the provisions affecting conversion in the event of the redemption of that series of preferred stock.

Restrictions on Transfer and Ownership.    Our articles of incorporation contain provisions which restrict the transfers of, and limit the direct or indirect beneficial ownership of, our capital stock. These provisions will affect any shares of preferred stock that we may issue from time to time. See “Restrictions on Transfers of Capital Stock” for a description of some of these provisions of our articles of incorporation.

Transfer Agent.    The transfer agent and registrar for the preferred stock will be set forth in the applicable prospectus supplement.

RESTRICTIONS ON TRANSFERS OF CAPITAL STOCK

In order to maintain our status as a REIT under the Code, shares of our common stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year. In addition, not more than 50% of the value of our outstanding shares of capital stock may be owned, directly or indirectly, by five or fewer individuals during the last half of a taxable year or during a proportionate part of a shorter taxable year.

Because our board of directors believes it is essential to qualify as a REIT, our articles of incorporation generally provide that no holder may own, or be deemed to own by virtue of the Code, more than (1) 9.8% of the number of issued and outstanding shares of our common stock, except for QSV Properties, Inc., which may own initially no more than 12% of the number of outstanding shares of common stock or (2) 9.8% of the number of outstanding shares of preferred stock of any series of preferred stock.

Any purported transfer of shares of common stock will be null and void if that transfer would:

•	result in a person (other than QSV Properties, Inc. with respect to shares of common stock) owning, directly or indirectly, shares of common stock or preferred stock in excess of the ownership limits described above,

•	result in QSV Properties, Inc. owning, directly or indirectly, in excess of 12% of the number of outstanding shares of common stock or the decreased percentage that may be applicable,

•	result in the common stock and preferred stock being owned by fewer than 100 persons determined without reference to any rules of attribution,

•	result in us being “closely held” within the meaning of Section 856(h) of the Code, or

•	cause us to own, directly or constructively, 10% or more of the ownership interests in one of our tenants or our operating partnership’s real property, within the meaning of Section 856(d)(2)(B) of the Code.

In that situation, the intended transferee will acquire no rights in the shares of common stock or preferred stock. Instead, the affected common stock or preferred stock will be designated as excess stock and will be transferred automatically on our stock records to a trust effective on the day before the purported transfer of shares of common stock or preferred stock. The record holder of the shares of common stock or preferred stock that are designated as excess stock will be required to submit that number of shares of common stock or preferred stock to us for registration in the name of the trust. Although we will designate the trustee of the trust, the trustee will not be affiliated with us or the holder of the excess stock. The beneficiary of the trust will be one or more not-for-profit organizations that we name.

Excess stock will remain issued and outstanding shares of common stock or preferred stock and, in the possession of the trust, will be entitled to the same rights and privileges as all other shares of the same class or series. The trust will receive all dividends and distributions on the excess stock and will hold those dividends and distributions in trust for the benefit of the beneficiary of the trusts. The trustee of the trusts will vote all excess stock. The trustee will designate a permitted transferee of the excess stock, provided that the permitted transferee (1) purchases the excess stock for valuable consideration and (2) acquires the excess stock without the acquisition resulting in a transfer to another trust and resulting in the redesignation of those shares of common stock or preferred stock as excess stock.

The original holder of the excess stock will be required to repay the trust the amount of any dividends or distributions received by that holder (1) that are attributable to any excess stock and (2) the record date for which was on or after the date that those shares became excess stock. The original holder of the excess stock generally will receive from the trustee of the trust the lesser of (a) the price per share that holder paid for the shares of stock that were designated as excess stock, or, in the case of a gift or devise, the market price (as described below) per share on the date of the transfer, and (b) the price per share received by the trustee of the trust from the sale of the excess stock. Any amounts received by the trustee of the trust in excess of the amounts to be paid to the original holder of the excess stock will be distributed to the beneficiary of the trust.

The excess stock will be deemed to have been offered for sale to us, or our designee, at a price per share equal to the lesser of (1) the price per share in the transaction that created the excess stock, or, in the case of a gift or devise, the market price per share on the date of the transfer or (2) the market price per share on the date that we, or our designee, accepts the offer. We will have the right to accept the offer for a period of 90 days after the later of (a) the date of the purported transfer which resulted in the excess stock and (b) the date we determine in good faith that a transfer resulting in excess stock occurred.

“Market price” means the average of the closing prices for the ten consecutive trading days immediately preceding the relevant date. “Closing price” on any day means the last sale price, or, if no sale takes place on that day, the average of the closing bid and asked prices. The closing price, will be as reported or determined by the following:

(1)	the New York Stock Exchange if the stock is listed thereon,

(2)	the principal national securities exchange, including the NASDAQ National Market System, on which the stock is listed or admitted to trading if it is not listed on the New York Stock Exchange,

(3)	the over-the-counter market, as reported by NASDAQ or the principal automated quotation system then in use if the stock is not listed on a national securities exchange,

(4)	if the stock is not listed on a national securities exchange and is not quoted in the over-the-counter market, by a professional market maker, selected by our board of directors, making a market in the stock, or

(5)	if the stock meets none of the criteria listed above, or if the closing prices are otherwise not available, the fair market value of the stock will be determined by our board of directors in its discretion.

Any person who acquires, or attempts to acquire, shares of our capital stock in violation of the foregoing restrictions, or any person who owned shares of our capital stock that were transferred to a trust, will be required (1) to give us immediate written notice of that event and (2) to provide to us any other information we may request in order to determine the effect, if any, of the transfer on our REIT status.

All certificates representing shares of common stock and preferred stock will bear a legend referring to the restrictions described above.

All persons who own, directly or by virtue of the attribution provisions of the Code, more than 1% (or any other percentage as provided in the Code) of the number or value of the outstanding shares of our common stock must give us a written notice by January 31 of each year stating:

•	the name and address of that person,

•	the number of shares of each class or series so owned, and

•	a description of how those shares are owned.

In addition, each stockholder must, upon demand, disclose to us in writing any information with respect to the ownership of shares of common stock as our board of directors deems reasonably necessary to comply with the provisions of the Code applicable to a REIT, to comply with the requirements of any taxing authority or governmental agency or to determine compliance with any of those persons or representatives.

These ownership limitations could have the effect of discouraging a takeover or other transaction in which holders of some, or a majority, of the shares of common stock might believe to be in their best interests or in which holders of some, or a majority, of the shares of common stock might receive a premium for their shares over the then-prevailing market price of those shares of common stock or which those holders might believe to be otherwise in their best interests.

PLAN OF DISTRIBUTION

We may sell the common stock or preferred stock through underwriters or dealers, directly to one or more purchasers, through agents or through a combination of any of those methods of sale. We may sell securities (1) to our executive officers, (2) to other persons that may be deemed affiliates, or (3) in connection with pledge arrangements of our own or of our subsidiaries. Any underwriter involved in the offer and sale of the common stock or preferred stock will be named in the applicable prospectus supplement.

The distribution of the common stock or preferred stock, including the distribution of common stock in one or more special offerings pursuant to a dividend reinvestment plan or other similar plan, may be effected from time to time in one or more transactions. These transactions may be made at a fixed price or prices, which may be changed, at market prices prevailing at the time of the sale, at prices related to the prevailing market prices or at negotiated prices.

In connection with the sale of the common stock or preferred stock, we may compensate underwriters or agents who may also receive compensation from purchasers of the common stock or preferred stock, for whom they may act as agents, in the form of discounts, concessions or commissions. Underwriters may sell the common stock or preferred stock to or through dealers, and those dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers and agents that participate in the distribution of the common stock or preferred stock may be deemed to be underwriters under federal securities laws, and any discounts or commissions they receive and any profit on the resale of the common stock or preferred stock they realize may be deemed to be underwriting discounts and commissions under federal securities laws. Any underwriter or agent will be identified, and any compensation we pay will be described, in the applicable prospectus supplement.

Unless otherwise specified in the applicable prospectus supplement, each series of preferred stock will be a new issue with no established trading market. Any shares of common stock sold pursuant to a prospectus supplement will be listed on the New York Stock Exchange, subject to official notice of issuance. We may elect to list any series of preferred stock on an exchange, but we are not obligated to do so. It is possible that one or more underwriters may make a market in a series of the preferred stock, but will not be obligated to do so and may discontinue any market making at any time without notice. Therefore, no assurance can be given as to the liquidity of, or the trading market for, the preferred stock.

We may enter into agreements which offer underwriters, dealers and agents who participate in the distribution of the common stock or preferred stock indemnification against liabilities under federal securities laws.

We may engage in transactions with, receive services from, or lease property to, underwriters, dealers and agents in the ordinary course of business.

FEDERAL INCOME TAX CONSEQUENCES

General

The following summary of material federal income tax consequences that may be relevant to a holder of common stock or preferred stock is based on current law, is for general information only and is not intended as tax advice. The following discussion, which is not exhaustive of all possible tax consequences, does not include a detailed discussion of any state, local or foreign tax consequences. Nor does it discuss all of the aspects of federal income taxation that may be relevant to a prospective stockholder in light of his or her particular circumstances or to specific stockholders (including insurance companies, tax-exempt entities, financial institutions or broker-dealers, foreign corporations and persons who are not citizens or residents of the United States and stockholders holding securities as part of a conversion transaction, a hedging transaction or as a position in a straddle for tax purposes) who are subject to special treatment under the federal income tax laws.

The statements in this discussion are based on current provisions of the Code, existing, temporary and currently proposed Treasury Regulations under the Code, the legislative history of the Code, existing administrative rulings and practices of the IRS and judicial decisions. No assurance can be given that legislative, judicial or administrative changes will not affect the accuracy of any statements in this prospectus with respect to transactions entered into or contemplated prior to the effective date of those changes. Any change could apply retroactively to transactions preceding the date of the change. We do not plan to request any rulings from the IRS concerning our tax treatment and the statements in this prospectus are not binding on the IRS or any court. Thus, we can provide no assurance that these statements will not be challenged by the IRS or that a challenge will not be sustained by a court.

This discussion is not intended as a substitute for careful tax planning. Each prospective purchaser of common stock or preferred stock is advised to consult with his or her own tax advisor regarding the specific tax consequences to him or her of the purchase, ownership and disposition of common stock or preferred stock in an entity electing to be taxed as a REIT, including the federal, state, local, foreign and other tax consequences of any purchase, ownership, disposition and election, and of potential changes in applicable tax laws.

We have elected to be treated as a REIT under Sections 856 through 860 of the Code for federal income tax purposes commencing with our taxable year ended December 31, 1997. We believe that we have been organized and have operated in a manner that qualifies for taxation as a REIT under the Code. We also believe that we will continue to operate in a manner that will preserve our status as a REIT. We cannot, however, assure you that the REIT requirements will be met in the future.

We have received an opinion from Locke Liddell & Sapp LLP, our legal counsel, to the effect that we qualified as a REIT under the Code for our taxable year ended December 31, 1998, we have been organized and our manner of operation has been in conformity with the requirements for qualification and taxation as a REIT as of the date of this prospectus and that our proposed manner of operation and diversity of equity ownership will enable us to continue to satisfy the requirements for qualification as a REIT in the future. However, you should be aware that opinions of counsel are not binding on the IRS or on the courts, and, if the IRS were to challenge these conclusions, no assurance can be given that these conclusions would be sustained in court. The opinion of Locke Liddell & Sapp LLP is based on various assumptions as well as on representations made by us as to factual matters, including representations described in this prospectus and a factual representation letter provided by us. The rules governing REITs are highly technical and require ongoing compliance with a variety of tests that depend, among other things, on future operating results, asset diversification, distribution levels and diversity of stock ownership. Locke Liddell & Sapp LLP will not monitor our compliance with these requirements. While we expect to satisfy these tests, and will use our best efforts to do so, no assurance can be given that we will qualify as a REIT for any particular year, or that the applicable law will not change and adversely affect us and our stockholders. See “—Failure to Qualify as a REIT.” The following is a summary of the material federal income tax considerations affecting us as a REIT and our stockholders. This summary is qualified in its entirety by the applicable Code provisions, relevant rules and regulations promulgated under the Code, and administrative and judicial interpretations of the Code and these rules and regulations.

REIT Qualification

We must be organized as an entity that would, if we do not maintain our REIT status, be taxable as a regular corporation. We cannot be a financial institution or an insurance company. We must be managed by one or more directors. Our taxable year must be the calendar year. Our beneficial ownership must be evidenced by transferable shares. Our capital stock must be held by at least 100 persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a taxable year of less than 12 months. Not more than 50% of the value of the shares of our capital stock may be held, directly or indirectly, applying the applicable constructive ownership rules of the Code, by five or fewer individuals at any time during the last half of each of our taxable years. We must also meet other tests, described below, regarding the nature of our income and assets and the amount of our distributions.

Our outstanding common stock is owned by a sufficient number of investors and in appropriate proportions to permit us to satisfy the stock ownership requirements described above. To protect against violations of these stock ownership requirements, our articles of incorporation provide that no person is permitted to own, applying constructive ownership tests set forth in the Code, more than 9.8% of the outstanding common stock (except for QSV Properties, Inc. which can initially own up to 12% of the outstanding common stock, subject to future reduction) or 9.8% of the outstanding preferred stock. In addition, our articles of incorporation contain restrictions on transfers of capital stock, as well as provisions that automatically convert shares of stock into excess stock to the extent that the ownership otherwise might jeopardize our REIT status. These restrictions, however, may not ensure that we will, in all cases, be able to satisfy the stock ownership requirements. If we fail to satisfy these stock ownership requirements, except as provided in the next sentence, our status as a REIT will terminate. However, if we comply with the rules contained in applicable Treasury Regulations that require us to ascertain the actual ownership of our shares and we do not know, or would not have known through the exercise of reasonable diligence, that we failed to meet the 50% requirement described above, we will be treated as having met this requirement. See the section below entitled “–Failure to Qualify as a REIT.”

To monitor our compliance with the share ownership requirements, we are required to and we do maintain records disclosing the actual ownership of shares of common stock. To do so, we will demand written statements each year from the record holders of the percentages of shares in which the record holders are to disclose the actual owners of the shares (i.e., the persons required to include in gross income the REIT dividends). A list of those persons failing or refusing to comply with this demand will be maintained as part of our records. Stockholders who fail or refuse to comply with the demand must submit a statement with their tax returns disclosing, among other things, the actual ownership of the shares.

We currently satisfy, and expect to continue to satisfy, each of the requirements discussed above. We also currently satisfy, and expect to continue to satisfy, the requirements that are separately described below concerning the nature and amounts of our income and assets and the levels of required annual distributions.

Sources of Gross Income.    In order to qualify as a REIT for a particular year, we also must meet two tests governing the sources of our income—a 75% gross income test and a 95% gross income test. These tests are designed to ensure that a REIT derives its income principally from passive real estate investments. The Code allows a REIT to own and operate a number of its properties through wholly-owned subsidiaries which are “qualified REIT subsidiaries.” The Code provides that a qualified REIT subsidiary is not treated as a separate corporation, and all of its assets, liabilities and items of income, deduction and credit are treated as assets, liabilities and items of income, deduction and credit of the REIT.

In the case of a REIT which is a partner in a partnership or any other entity that is treated as a partnership for federal income tax purposes, the Treasury Regulations provide that the REIT will be deemed to own its proportionate share of the assets of the partnership. Also, the REIT will be deemed to be entitled to its proportionate share of the income of the partnership. The character of the assets and gross income of the partnership retains the same character in the hands of the REIT for purposes of Section 856 of the Code, including satisfying the gross income tests and the asset tests. Thus, our proportionate share of the assets and items of income of U.S. Restaurant Properties Operating L.P. (including U.S. Restaurant Properties Operating L.P.’s share of these items for any partnership in which it owns an interest) are treated as our assets and items of income for purposes of applying the requirements described in this prospectus, including the income and asset tests described below. We have included a brief summary of the rules governing the federal income taxation of partnerships and their partners below in “—Tax Aspects of the Partnerships.” We have control of U.S. Restaurant Properties Operating L.P. through ownership of its general partner and will continue to operate it in a manner consistent with the requirements for qualification as a REIT.

75% Gross Income Test.    At least 75% of a REIT’s gross income for each taxable year must be derived from specified classes of income that principally are real estate related. The permitted categories of principal importance to us are:

(1)	rents from real property;

(2)	interest on loans secured by real property;

(3)	gain from the sale of real property or loans secured by real property, excluding gain from the sale of property held primarily for sale to customers in the ordinary course of our business;

(4)	income from the operation and gain from the sale of property acquired in connection with the foreclosure of a mortgage securing that property;

(5)	distributions on, or gain from the sale of, shares of other qualifying REITs;

(6)	abatements and refunds of real property taxes;

(7)	amounts received as consideration for entering into agreements to make loans secured by real property or to purchase or lease real property; and

(8)	“qualified temporary investment income” (described below).

In evaluating our compliance with the 75% gross income test, as well as the 95% gross income test described below, gross income does not include gross income from “prohibited transactions.” In general, a prohibited transaction is one involving a sale of property held primarily for sale in the ordinary course of our business, not including property acquired through foreclosure, and sometimes not including property we have held for at least four years.

We expect that substantially all of our operating gross income will be considered rent from real property and interest income. Rent from real property is qualifying income for purposes of the gross income tests only if specific conditions are satisfied. Rent from real property includes charges for services customarily rendered to tenants and rent attributable to personal property leased together with the real property, so long as the personal property rent is not more than 15% of the total rent received or accrued under the lease for the taxable year. We do not expect to earn material amounts in these categories. Rent from real property generally does not include rent based on the income or profits derived from the property. However, rent based on a percentage of gross receipt or sales is permitted as rent from real property, and we will have leases where rent is based on a percentage of gross receipt or sales. We generally do not intend to lease property and receive rentals based on the tenant’s income or profit, except in limited cases which should not jeopardize our status as a REIT. Also excluded from “rents from real property” is rent received from a person or corporation in which we (or any of our 10% or greater owners) directly or indirectly through the constructive ownership rules contained in Section 318 and Section 856(d)(5) of the Code, own a 10% or greater interest. We receive some rental income from tenants of which we constructively own a 10% or greater interest, but not in amounts sufficient to jeopardize our status as a REIT.

A third exclusion from qualifying rent income covers amounts received with respect to real property if we furnish services to the tenants or manage or operate the property, other than through an “independent contractor” from whom we do not derive any income. The obligation to operate through an independent contractor generally does not apply, however, if the services we provide are “usually or customarily rendered” in connection with the rental of space for occupancy only and are not considered rendered primarily for the convenience of the tenant (applying standards that govern in evaluating whether rent from real property would be unrelated business taxable income when received by a tax exempt owner of the property). Further, if the value of the non-customary service income with respect to a property, valued at no less than 150% of our direct cost of performing those services, is 1% or less of the total income derived from the property, then the provision of these non-customary services shall not prohibit the rental income (except the non-customary service income) from qualifying as “rents from real property.”

We will, in most instances, directly operate and manage our assets without using an “independent contractor.” We believe that the only material services generally to be provided to tenants will be those usually or customarily rendered in connection with the rental of space for occupancy only. We do not intend to provide services that might be considered rendered primarily for the convenience of the tenants, including hotel, health care or extensive recreational or social services. Consequently, we believe that substantially all of our rental income will be qualifying income under the gross income tests, and that our provision of services will not cause the rental income to fail to be included under that test.

Upon the ultimate sale of our properties, any gains realized also are expected to constitute qualifying income, as gain from the sale of real property (not involving a prohibited transaction).

95% Gross Income Test.    In addition to earning 75% of our gross income from the sources listed above, 95% of our gross income for each taxable year must come either from those sources, or from dividends, interest or gains from the sale or other disposition of stock or other securities that do not constitute property held primarily for sale in the ordinary course of our business. This test permits a REIT to earn a significant portion of its income from traditional “passive” investment sources that are not necessarily real estate related. The term “interest” (under both the 75% and 95% tests) does not include amounts that are based on the income or profits of any person, unless the computation is based only on a fixed percentage of receipts or sales.

We own all of the nonvoting common stock and 5% of the voting common stock of U.S. Restaurant Lending GP, Inc. and U.S. Restaurant Lending LP, Inc. The income from these corporations does not accrue to us, but we derive our allocable share of dividends from these corporations through our interest in U.S. Restaurant Properties Operating L.P. These dividends qualify under the 95% gross income test, but not the 75% gross income test.

Failing the 75% or 95% Tests; Reasonable Cause.    As a result of the 75% and 95% tests,

REITs generally are not permitted to earn more than 5% of their gross income from active sources, including brokerage commissions or other fees for services rendered. From time to time, we may receive that income. This type of income will not qualify for the 75% test or 95% test but is not expected to be significant and that income, together with other nonqualifying income (including rent from related party tenants, as discussed above), is expected to be at all times less than 5% of our annual gross income. While we do not anticipate that we will earn substantial amounts of nonqualifying income, if nonqualifying income exceeds 5% of our gross income, we could lose our status as a REIT. We may establish subsidiaries of which we will hold less than 10% of the voting stock to hold assets generating non-qualifying income. The gross income generated by these subsidiaries would not be included in our gross income. However, dividends we receive from these subsidiaries would be included in our gross income and qualify for the 95% income test. The ability to establish these subsidiaries could be adversely impacted by proposals contained in President Clinton’s 2000 Federal Budget Proposal. See the section below entitled “Proposed Legislation.”

If we fail to meet either the 75% or 95% income tests during a taxable year, we may still qualify as a REIT for that year if (1) we report the source and nature of each item of our gross income in our federal income tax return for that year; (2) the inclusion of any incorrect information in our return is not due to fraud with intent to evade tax; and (3) the failure to meet the tests is due to reasonable cause and not to willful neglect. It is not possible, however, to state whether in all circumstances we would be entitled to the benefit of this relief provision. For example, if we fail to satisfy the gross income tests because nonqualifying income that we intentionally accrue or receive causes us to exceed the limits on nonqualifying income, the IRS could conclude that our failure to satisfy the tests was not due to reasonable cause. If these relief provisions do not apply to a particular set of circumstances, we will not qualify as a REIT. As discussed below, even if these relief provisions apply, and we retain our status as a REIT, a tax would be imposed with respect to our non-qualifying income. We would be subject to a 100% tax based on the greater of the amount by which we fail either the 75% or 95% income tests for that year. See “—Taxation as a REIT.”

Prohibited Transaction Income.    Any gain that we realize on the sale of any property held as inventory or other property held primarily for sale to customers in the ordinary course of business (including our share of any gain realized by U.S. Restaurant Properties Operating L.P. and its subsidiary partnerships), will be treated as income from a prohibited transaction that is subject to a 100% penalty tax. This prohibited transaction income may also adversely affect our ability to satisfy the income tests for qualification as a REIT. Under existing law, whether property is held as inventory or primarily for sale to customers in the ordinary course of a trade or business depends on all the facts and circumstances surrounding the particular transaction. U.S. Restaurant Properties Operating L.P. and its subsidiary partnerships intend to hold their properties for investment with a view to long-term appreciation, to engage in the business of acquiring, developing and owning their properties, and to make occasional sales of the properties as are consistent with their investment objectives. The IRS may contend, however, that one or more of these sales is subject to the 100% penalty tax.

Character of Assets Owned.    At the close of each calendar quarter of our taxable year, we also must meet two tests concerning the nature of our investments. First, at least 75% of the value of our total assets generally must consist of real estate assets, cash, cash items (including receivables) and government securities. For this purpose, “real estate assets” include interests in real property, interests in loans secured by mortgages on real property or by interests in real property, shares in other REITs and options, but excluding mineral, oil or gas royalty interests. The temporary investment of new capital in debt instruments also qualifies under this 75% asset test, but only for the one-year period beginning on the date we receive the new capital. Second, although the balance of our assets generally may be invested without restriction, we will not be permitted to own (1) securities of any one non-governmental issuer that represent more than 5% of the value of our total assets or (2) more than 10% of the outstanding voting securities of any single issuer. A REIT, however, may own 100% of the stock of a qualified REIT subsidiary, in which case the assets, liabilities and items of income, deduction and credit of the subsidiary are treated as those of the REIT. In evaluating a REIT’s assets, if the REIT invests in a partnership, it is deemed to own its proportionate share of the assets of the partnership.

U.S. Restaurant Properties Operating L.P. owns 100% of the nonvoting stock and 5% of the voting stock of U.S. Restaurant Lending GP, Inc. and U.S. Restaurant Lending LP, Inc., and by virtue of our ownership of interests in U.S. Restaurant Properties Operating L.P., we are considered to own our allocable portion of these shares. This stock is not a qualifying real estate asset. U.S. Restaurant Properties Operating L.P. does not and will not own more than 5% of the voting securities U.S. Restaurant Lending GP, Inc. and U.S. Restaurant Lending LP, Inc., and therefore we will not be considered to own more than 10% of its voting securities. In addition, we believe that the value of our share of the stock held by U.S. Restaurant Properties Operating L.P. does not exceed 5% of the total value of our assets, and will not exceed that amount in the future. No independent appraisals have been obtained to support this conclusion. We cannot assure our stockholders that the IRS will not contend that the value of the securities of U.S. Restaurant Lending GP, Inc. and U.S. Restaurant Lending LP, Inc. held by us exceeds the 5% value limitation. The 5% value test must be satisfied not only on the date that we (directly or through U.S. Restaurant Properties Operating L.P.) acquired securities in U.S. Restaurant Lending GP, Inc. and U.S. Restaurant Lending LP, Inc., but also each time we increase our ownership, including as a result of increasing our interest in U.S. Restaurant Properties Operating L.P. whether as a result of a capital contribution or the redemption of units of U.S. Restaurant Properties Operating L.P. Although we believe that we presently satisfy the 5% value test and plan to take steps to ensure that we satisfy this test for any quarter with respect to which retesting is to occur, we cannot assure our stockholders that these steps will always be successful, or will not require a reduction in U.S. Restaurant Properties Operating L.P.’s interest in U.S. Restaurant Lending GP, Inc. and U.S. Restaurant Lending LP, Inc.

After initially meeting the asset tests at the close of any quarter, we will not lose our status as a REIT for failure to satisfy the asset tests at the end of a later quarter solely by reason of changes in asset values. If we fail to satisfy the asset tests because we acquire securities or other property during a quarter or increase our interests in U.S. Restaurant Properties Operating L.P., we can cure this failure by disposing of sufficient nonqualifying assets within 30 days after the close of that quarter. We intend to take all action within the 30 days after the close of any quarter as may be required to cure any noncompliance. If we fail to cure noncompliance with the asset tests within this time period, we would cease to qualify as a REIT.

Annual Distributions to Stockholders.    To maintain our REIT status, we generally must distribute as a dividend to our stockholders in each taxable year at least 95% of our net ordinary income. Capital gain is not required to be distributed. More precisely, we must distribute an amount equal to (1) 95% of the sum of (a) our “REIT taxable income” before deduction of dividends paid and excluding any net capital gain and (b) any net income from foreclosure property less the tax on that income, minus (2) limited categories of “excess noncash income,” including, income attributable to leveled stepped rents, cancellation of indebtedness and original issue discount income. REIT taxable income is defined to be a modified form of the taxable income of the REIT, computed as if it were an ordinary corporation. For example, taxable income is modified in that the deduction for dividends paid is allowed, but neither net income from property acquired through foreclosure, nor net income from prohibited transactions, is included. In addition, the REIT may carry over, but not carry back, a net operating loss for 20 years following the year in which it was incurred.

A REIT may satisfy the 95% distribution test with dividends paid during the taxable year and with dividends paid after the end of the taxable year if they meet the following tests. Dividends paid in January that were declared during the last calendar quarter of the prior year and were payable to stockholders of record on a date during the last calendar quarter of that prior year are treated as paid on December 31 of the prior year. Other dividends declared before the due date of our tax return for the taxable year, including extensions, also will be treated as paid in the prior year if they are paid (1) within 12 months of the end of that taxable year and (2) no later than our next regular distribution payment. Dividends that are paid after the close of a taxable year that do not qualify under the rule governing payments made in January (described above) will be taxable to the stockholders in the year paid, even though we may take them into account for a prior year. A nondeductible excise tax equal to 4% will be imposed for each calendar year to the extent that dividends declared and distributed or deemed distributed before December 31 are less than the sum of (a) 85% of our “ordinary income” plus (b) 95% of our capital gain net income plus (c) any undistributed income from prior periods.

To be entitled to a dividends paid deduction, the amount distributed by a REIT must not be preferential. For example, every stockholder of the class of stock to which a distribution is made must be treated the same as every other stockholder of that class, and no class of stock may be treated otherwise than in accordance with its dividend rights as a class.

We will be taxed at regular corporate rates to the extent that we retain any portion of our taxable income. For example, if we distribute only the required 95% of our taxable income, we would be taxed on the retained 5%. Occasionally, we may not have sufficient cash or other liquid assets to meet the distribution requirement. This could arise because of competing demands for our funds, or due to timing differences between tax reporting and cash receipts and disbursements (i.e., income may have to be reported before cash is received, or expenses may have to be paid before a deduction is allowed). Although we do not anticipate any difficulty in meeting this requirement, no assurance can be given that necessary funds will be available. In the event these circumstances do occur, then, in order to meet the 95% distribution requirement, we may cause our operating partnership to arrange for short-term, or possibly long-term, borrowings to permit the payment of required dividends.

If we fail to meet the 95% distribution requirement because of an adjustment to our taxable income by the IRS, we may be able to cure the failure retroactively by paying a “deficiency dividend,” as well as applicable interest and penalties, within a specified period.

Taxation as a REIT

As a REIT, we generally will not be subject to corporate income tax to the extent we currently distribute our REIT taxable income to our stockholders. This treatment effectively eliminates the “double taxation” imposed on investments in most corporations. Double taxation refers to taxation that occurs once at the corporate level when income is earned and once again at the stockholder level when that income is distributed. We generally will be taxed only on the portion of our taxable income that we retain, which will include any undistributed net capital gain, because we will be entitled to a deduction for dividends paid to stockholders during the taxable year. A dividends paid deduction is not available for dividends that are considered preferential within any given class of shares or as between classes except to the extent that class is entitled to a preference. We do not anticipate that we will pay any of those preferential dividends. Because excess stock will represent a separate class of outstanding shares, the fact that those shares will not be entitled to dividends should not adversely affect our ability to deduct our dividend payments.

Even as a REIT, we will be subject to tax in the following circumstances:

(1)	we would be subject to tax on any income or gain from property acquired through foreclosure at the highest corporate rate (currently 35%);

(2)	a confiscatory tax of 100% applies to any net income from prohibited transactions which are, in general, sales or other dispositions of property held primarily for sale to customers in the ordinary course of business;

(3)	if we fail to meet either the 75% or 95% source of income tests described above, but still qualify for REIT status under the reasonable cause exception to those tests, a 100% tax would be imposed equal to the amount obtained by multiplying (a) the greater of the amount, if any, by which it failed either the 75% income test or the 95% income test, times (b) a fraction intended to reflect our profitability;

(4)	we will be subject to the alternative minimum tax on items of tax preference, excluding items specifically allocable to our stockholders;

(5)	if we should fail to distribute with respect to each calendar year at least the sum of (a) 85% of our REIT ordinary income for that year, (b) 95% of our REIT capital gain net income for that year, and (c) any undistributed taxable income from prior years, we would be subject to a 4% excise tax on the excess of the required distribution over the amounts actually distributed;

(6)	under regulations that are to be promulgated, we also may be taxed at the highest regular corporate tax rate on any built-in gain attributable to assets that we acquire in specific tax-free corporate transactions, to the extent the gain is recognized during the first ten years after we acquire those assets. Built-in gain is the excess of (a) the fair market value of the asset over (b) our adjusted basis in the asset, in each case determined as of the beginning of the ten-year recognition period. The results described in this paragraph with respect to the recognition of built-in gain assume that we will make an election pursuant to IRS Notice 88-19 and that the availability or nature of that election is not modified as proposed in President Clinton’s 2000 Federal Budget Proposal. See the section below entitled “—Proposed Legislation”; and

(7)	we will be taxed at regular corporate rates on any undistributed REIT taxable income, including undistributed net capital gains.

Failure to Qualify as a REIT

For any taxable year in which we fail to qualify as a REIT and applicable relief provisions are not available, we would be taxed at regular corporate rates, including alternative minimum tax rates on all of our taxable income. Distributions to our stockholders would not be deductible in computing that taxable income, and distributions would no longer be required to be made. Any corporate level taxes generally would reduce the amount of cash available for distribution to our stockholders and, because the stockholders would continue to be taxed on the distributions they receive, the net after tax yield to the stockholders from their investment likely would be reduced substantially. As a result, failure to qualify as a REIT during any taxable year could have a material adverse effect on an investment in our common stock or preferred stock. If we lose our REIT status, unless relief provisions apply, we would not be eligible to elect REIT status again until the fifth taxable year which begins after the taxable year during which our election was terminated. It is not possible to state whether in all circumstances we would be entitled to this statutory relief. In addition, President Clinton’s 2000 Federal Budget Proposal contains a provision which, if enacted in its present form, would result in the immediate taxation of all gain inherent in a C corporation’s assets upon an election by the corporation to become a REIT in taxable years beginning after January 1, 2000. If enacted, this provision could effectively preclude us from re-electing to be taxed as a REIT following a loss of REIT status. See the section below entitled “—Proposed Legislation.”

Tax Aspects of the Partnerships

Substantially all of our investments are held indirectly through U.S. Restaurant Properties Operating L.P. and its subsidiary partnerships. In general, partnerships are “pass-through” entities which are not subject to federal income tax. Rather, partners are allocated their proportionate shares of the items of income, gain, loss, deduction and credit of a partnership, and are potentially subject to tax thereon, without regard to whether the partners receive a distribution from the partnership. We will include in our income our proportionate share of these partnership items for purposes of the various REIT income tests and in the computation of our REIT taxable income. Moreover, for purposes of the REIT asset tests, we will include our proportionate share of assets held by U.S. Restaurant Properties Operating L.P. and its subsidiary partnerships.

Our interests in U.S. Restaurant Properties Operating L.P. and its subsidiary partnerships involve special tax considerations, including the possibility that the IRS might challenge the status of U.S. Restaurant Properties Operating L.P. and its subsidiary partnerships as partnerships (as opposed to associations taxable as corporations) for federal income tax purposes. If U.S. Restaurant Properties Operating L.P. or any of its subsidiary partnerships were treated as an association, that entity would be taxable as a corporation and therefore be subject to an entity-level tax on its income. In that situation, the character of our assets and items of gross income would change. A reclassification could prevent us from satisfying the REIT income tests. More important, a reclassification would prevent us from satisfying the asset tests if we were viewed as owning 10% of the voting securities of any issuer or if the 5% asset test was violated. This, in turn, would prevent us from qualifying as a REIT. In addition, a change in the tax status of U.S. Restaurant Properties Operating L.P. or a subsidiary partnership might be treated as a taxable event. If so, we might incur a tax liability without any related cash distributions.

Treasury Regulations that apply for tax periods beginning on or after January 1, 1997, provide that a domestic business entity not otherwise organized as a corporation and which has at least two members (an “eligible entity”) may elect to be treated as a partnership for federal income tax purposes. Unless it elects otherwise, an eligible entity in existence prior to January 1, 1997, will have the same classification for federal income tax purposes that it claimed under the entity classification Treasury Regulations in effect prior to this date. In addition, an eligible entity which did not exist, or did not claim a classification, prior to January 1, 1997, will be classified as a partnership for federal income tax purposes unless it elects otherwise. U.S. Restaurant Properties Operating L.P. and its subsidiary partnerships have consistently claimed and intend to claim classification as partnerships under the final regulations and have not elected otherwise, and, as a result, we believe these partnerships will be classified as partnerships for federal income tax purposes.

Even if U.S. Restaurant Properties Operating L.P. is taxable as a partnership under these Treasury Regulations, it could be treated as a corporation under the publicly traded partnership rules of Section 7704 of the Code. A partnership may avoid the application of the publicly traded partnership rules if 90% of its income is qualifying income. Qualifying income includes rents from real property and interest. We anticipate that we will satisfy the 90% qualifying income test. However, the REIT rules and the publicly traded partnership rules use different standards to determine what qualifies as rents from real property. Therefore, we will need to monitor compliance with both the REIT rules and the publicly traded partnership rules.

The Treasury Regulations described above also provide that an eligible entity with a single owner can elect to be disregarded as an entity separate from its owner. In fact, this type of entity formed after January 1, 1997 will be disregarded as an entity separate from its owner unless it elects otherwise. U.S. Restaurant Properties Operating L.P. has consistently claimed and intends to claim classification of its single member limited liability companies as disregarded entities under the final regulations, and, as a result, we believe these entities will be classified as disregarded entities for federal income tax purposes.

A partnership agreement will generally determine the allocation of income and losses among partners. These allocations, however, will be disregarded for tax purposes if they do not comply with the provisions of Section 704(b) of the Code and the Treasury Regulations promulgated thereunder. Generally, Section 704(b) and the Treasury Regulations require that partnership allocations respect the economic arrangement of the partners.

If an allocation is not recognized for federal income tax purposes, the item subject to the allocation will be reallocated in accordance with the partners’ interests in the partnership. This reallocation will be determined by taking into account all of the facts and circumstances relating to the economic arrangement of the partners with respect to that item. U.S. Restaurant Properties Operating L.P.’s allocations of taxable income and loss are intended to comply with the requirements of Section 704(b) of the Code and the Treasury Regulations thereunder.

Under Section 704(c) of the Code, income, gain, loss and deduction attributable to appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership must be allocated in a manner so that the contributing partner is charged with the unrealized gain or benefits from the unrealized loss associated with the property at the time of the contribution. The amount of the unrealized gain or unrealized loss is generally equal to the difference between the fair market value of contributed property at the time of contribution and the adjusted tax basis of the property at the time of contribution. We refer to this difference as a “book-tax difference.” These allocations are solely for federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners. The partnership agreement of U.S. Restaurant Properties Operating L.P. requires that these allocations be made in a manner consistent with Section 704(c) of the Code.

In general, the partners of U.S. Restaurant Properties Operating L.P. who acquired their limited partnership interests through a contribution of appreciated property will be allocated depreciation deductions for tax purposes which are lower than these deductions would have been if they had been determined on a pro rata basis. In addition, in the event of the disposition of any of the contributed assets which have a book-tax difference, all income attributable to the book-tax difference will generally be allocated to the limited partner who contributed the property, and we will generally be allocated only our share of capital gains attributable to appreciation, if any, occurring after the date of contribution. These allocations will tend to eliminate the book-tax difference over the life of U.S. Restaurant Properties Operating L.P. However, the special allocation rules of Section 704(c) do not always entirely eliminate the book-tax difference on an annual basis or with respect to a specific taxable transaction including a sale. Thus, the carryover basis of the contributed assets in the hands of U.S. Restaurant Properties Operating L.P. may cause us or other partners to be allocated lower depreciation and other deductions. We could possibly be allocated an amount of taxable income in the event of a sale of contributed assets in excess of the economic or book income allocated to us or other partners as a result of the sale. An allocation might cause us or other partners to recognize taxable income in excess of cash proceeds, which might adversely affect our ability to comply with our U.S. Restaurant Properties Operating L.P. distribution requirements.

Any property acquired by U.S. Restaurant Properties Operating L.P. in a taxable transaction will initially have a tax basis equal to its fair market value, and Section 704(c) of the Code will not apply.

Taxation of Stockholders

Except as discussed below, distributions generally will be taxable to taxable U.S. stockholders as ordinary income to the extent of our current or accumulated earnings and profits. We may generate cash in excess of our net earnings. If we distribute cash to stockholders in excess of our current and accumulated capital earnings and profits (other than as a capital gain dividend), the excess cash will be deemed to be a return of capital to each stockholder to the extent of the adjusted tax basis of the stockholder’s shares. Distributions in excess of the adjusted tax basis will be treated as gain from the sale or exchange of the shares of stock. A stockholder who has received a distribution in excess of our current and our accumulated earnings and profits may, upon the sale of the shares, realize a higher taxable gain or a smaller loss because the basis of the shares as reduced will be used for purposes of computing the amount of the gain or loss. Distributions we make, whether characterized as ordinary income or as capital gains, are not eligible for the dividends received deduction for corporations. For purposes of determining whether distributions to holders of common stock are out of current or accumulated earnings and profits, our earnings and profits will be allocated first to the outstanding preferred stock, if any, and then to the common stock.

Dividends we declare in October, November or December of any year and payable to a stockholder of record on a specified date in any of these months shall be treated as both paid by us and received by the stockholder on December 31 of that year, provided we actually pay the dividend on or before January 31 of the following calendar year. Stockholders may not include in their own income tax returns any of our net operating losses or capital losses.

Distributions that we properly designate as capital gain dividends will be taxable to taxable U.S. stockholders as gains from the sale or disposition of a capital asset to the extent that they do not exceed our actual net capital gain for the taxable year. Depending on the period of time the tax characteristics of the assets which produced these gains, and on designations, if any, which we may make, these gains may be taxable to non-corporate U.S. stockholders at a 20% or 25% rate. U.S. stockholders that are corporations may, however, be required to treat up to 20% of capital gain dividends as ordinary income.

We may elect to retain, rather than distribute as a capital gain dividend, our net long-term capital gains. If we make this election, we would pay tax on our retained net long-term capital gains. In addition, to the extent we designate, a U.S. stockholder generally would:

•	include its proportionate share of our undistributed long-term capital gains in computing its long-term capital gains in its return for its taxable year in which the last day of our taxable year falls;

•	be deemed to have paid the capital gains tax imposed on us on the designated amounts included in the U.S. stockholder’s long-term capital gains;

•	receive a credit or refund for the amount of tax deemed paid by it;

•	increase the adjusted basis of its common stock by the difference between the amount of includable gains and the tax deemed to have been paid by it; and

•	in the case of a U.S. stockholder that is a corporation, appropriately adjust its earnings and profits for the retained capital gains in accordance with Treasury Regulations to be prescribed by the IRS.

Distributions we make and gain arising from the sale or exchange by a U.S. stockholder of our shares will not be treated as income from a passive activity, within the meaning of Section 469 of the Code, since income from a passive activity generally does not include dividends and gain attributable to the disposition of property that produces dividends. As a result, U.S. stockholders subject to the passive activity rules will generally be unable to apply any “passive losses” against this income or gain. Distributions we make, to the extent they do not constitute a return of capital, generally will be treated as investment income for purposes of computing the investment interest limitation. Gain arising from the sale or other disposition of our shares, however, will sometimes not be treated as investment income.

Generally, gain or loss realized by a stockholder upon the sale of common stock or preferred stock will be reportable as capital gain or loss. If a stockholder receives a long-term capital gain dividend from us and has held the shares of stock for six months or less, any loss incurred on the sale or exchange of the shares is treated as a long-term capital loss to the extent of the corresponding long-term capital gain dividend received.

In any year in which we fail to qualify as a REIT, the stockholders generally will continue to be treated in the same fashion described above, except that none of our dividends will be eligible for treatment as capital gains dividends, corporate stockholders will qualify for the dividends received deduction and the stockholders will not be required to report any share of our tax preference items.

Proposed Legislation

The rules dealing with federal income taxation are constantly under review by Congress, the IRS and the Treasury Department. For example, on February 1, 1999, President Clinton released a proposed budget for fiscal year 2000. The budget proposal contained a variety of proposed income tax changes, three of which pertain to REITs. First, under current law, REITs may not own more than 10% of the voting stock of a regular corporation. Under the proposal, they also would not be permitted to own more than 10% of the value of all classes of stock of a corporation unless the corporation qualified as a “qualified business subsidiary” or a “qualified independent contractor subsidiary.” Even if it did so qualify, the proposal would disallow a deduction for all interest payments on debt to, or guaranteed by, a REIT that owns stock of those entities. Second, a new restriction would be imposed on REITs, prohibiting any one person other than a REIT from owning more than 50% of the total combined voting power of all voting stock or more than 50% of the total value of shares of all classes of stock of the REIT. Current law already contains ownership restrictions applicable to individuals; this new limitation would affect owners other than individuals. This proposal would be effective for entities electing REIT status for taxable years beginning on or after the date of first committee action. Third, a regular C corporation with a fair market value of more than $5,000,000 which elects REIT status or merges into a REIT would be treated as if it had liquidated and distributed all its assets to its stockholders, and its stockholders had then contributed the assets to the electing or existing REIT. This deemed liquidation would cause the regular corporation to be taxed as if it had sold its assets for fair market value and would cause its stockholders to be taxed as if they had sold their stock for fair market value. The proposal would be effective for elections that are first effective for a taxable year beginning after January 1, 2000, and for mergers into REITs after December 31, 1999.

Partially in response to the first proposal described above, legislation has been introduced in the House of Representatives and the Senate proposing the adoption of the Real Estate Investment Modernization Act of 1999. This proposed legislation, if enacted, also would prohibit a REIT from owning more than 10% of the total voting power and more than 10% of the total value of the outstanding securities of any one issuer, unless that issuer constitutes a “taxable REIT subsidiary.” However, the definition of a taxable REIT subsidiary contained in this proposed legislation is broader than the budget proposal definition of a qualified business subsidiary or a qualified independent contractor subsidiary. Changes to the federal laws and interpretations thereof could adversely affect the tax consequences of an investment in us. We cannot predict whether, when, in what forms, or with what effective dates, these or any other provisions could become effective.

Backup Withholding

We will report to our stockholders and the IRS the amount of dividends paid during each calendar year and the amount of tax withheld, if any. If a stockholder is subject to backup withholding, we will be required to deduct and withhold from any dividends payable to that stockholder a tax of 31%. These rules may apply (1) when a stockholder fails to supply a correct taxpayer identification number, (2) when the IRS notifies us that the stockholder is subject to the rules or has furnished an incorrect taxpayer identification number, or (3) in the case of corporations or others within exempt categories, when they fail to demonstrate that fact when required. A stockholder that does not provide a correct taxpayer identification number may also be subject to penalties imposed by the IRS. Any amount withheld as backup withholding may be credited against the stockholder’s federal income tax liability. We also may be required to withhold a portion of capital gain distributions made to stockholders who fail to certify their non-foreign status.

The United States Treasury has recently issued final regulations regarding the withholding and information reporting rules discussed above. In general, these final regulations do not alter the substantive withholding and information reporting requirements but unify current certification procedures and clarify reliance standards. These final regulations are generally effective for payments made on or after January 1, 2000, subject to the applicable transition rules. Prospective investors should consult their own tax advisors concerning the adoption of these final regulations and the potential effect on their ownership of common stock or preferred stock.

Taxation of Tax Exempt Entities

In general, a tax exempt entity that is a stockholder will not be subject to tax on distributions or gain realized on the sale of shares. In Revenue Ruling 66-106, the IRS confirmed that a REIT’s distributions to a tax exempt employees’ pension trust did not constitute unrelated business taxable income. A tax exempt entity may be subject to unrelated business taxable income, however, to the extent that it has financed the acquisition of its shares with “acquisition indebtedness” within the meaning of the Code. The Revenue Reconciliation Act of 1993 has modified the rules for tax exempt employees’ pension and profit sharing trusts which qualify under Section 401(a) of the Code and are exempt from tax under Section 501(a) of the Code for tax years beginning after December 31, 1993. In determining the number of stockholders a REIT has for purposes of the “50% test” described above under “—REIT Qualification,” generally, any stock held by one of these trusts will be treated as held directly by its beneficiaries in proportion to their interests in the trust and will not be treated as held by the trust.

One of these trusts owning more than 10% of a REIT may be required to treat a percentage of dividends from the REIT as unrelated business taxable income. The percentage is determined by dividing the REIT’s gross income (less direct expenses related thereto) derived from an unrelated trade or business for the year (determined as if the REIT were one of these trusts) by the gross income of the REIT for the year in which the dividends are paid. However, if this percentage is less than 5%, dividends are not treated as unrelated business taxable income. These unrelated business taxable income rules apply only if the REIT qualifies as a REIT because of the change in the 50% test discussed above and if the trust is “predominantly held” by these trusts. A REIT is predominantly held by these trusts if at least one pension trust owns more than 25% of the value of the REIT or a group of pension trusts each owning more than 10% of the value of the REIT collectively own more than 50% of the value of the REIT. We do not currently meet either of these requirements.

For social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts and qualified group legal services plans exempt from federal income taxation under Sections 501(c)(7), (c)(9), (c)(17) and (c)(20) of the Code, respectively, income from an investment in our capital stock will constitute unrelated business taxable income unless the organization is able to deduct an amount properly set aside or placed in reserve for specific purposes so as to offset the unrelated business taxable income generated by the investment in our capital stock. These prospective investors should consult their own tax advisors concerning the “set aside” and reserve requirements.

Taxation of Foreign Investors

The rules governing federal income taxation of nonresident alien individuals, foreign corporations, foreign partnerships and other foreign stockholders are complex and no attempt will be made herein to provide more than a summary of these rules. Prospective non-U.S. stockholders should consult with their own tax advisors to determine the impact of federal, state and local income tax laws with regard to an investment in shares of common stock or preferred stock, including any reporting requirements, as well as the tax treatment of an investment under the laws of their home country.

Dividends that are not attributable to gain from any sales or exchanges we make of United States real property interests and which we do not designate as capital gain dividends will be treated as dividends of ordinary income to the extent that they are made out of our current or accumulated earnings and profits. Those dividends ordinarily will be subject to a withholding tax equal to 30% of the gross amount of the dividend unless an applicable tax treaty reduces or eliminates that tax. However, if income from the investment in the common stock or preferred stock is treated as effectively connected with the non-U.S. stockholder’s conduct of a United States trade or business, the non-U.S. stockholder generally will be subject to a tax at graduated rates, in the same manner as U.S. stockholders are taxed with respect to those dividends, and may also be subject to the 30% branch profits tax in the case of a stockholder that is a foreign corporation. For withholding tax purposes, we are currently required to treat all distributions as if made out of our current and accumulated earnings and profits and thus we intend to withhold at the rate of 30%, or a reduced treaty rate if applicable, on the amount of any distribution (other than distributions designated as capital gain dividends) made to a non-U.S. stockholder unless (1) the non-U.S. stockholder files on IRS Form 1001 claiming that a lower treaty rate applies or (2) the non-U.S. stockholder files an IRS Form 4224 claiming that the dividend is effectively connected income.

Under the Treasury Regulations, generally effective for distributions on or after January 1, 2000, we would not be required to withhold at the 30% rate on distributions we reasonably estimate to be in excess of our current and accumulated earnings and profits. Dividends in excess of our current and accumulated earnings and profits will not be taxable to a stockholder to the extent that they do not exceed the adjusted basis of the stockholder’s shares, but rather will reduce the adjusted basis of those shares. To the extent that those dividends exceed the adjusted basis of a non-U.S. stockholder’s shares of stock, they will give rise to tax liability if the non-U.S. stockholder would otherwise be subject to tax on any gain from the sale or disposition of his shares, as described below. If it cannot be determined at the time a dividend is paid whether or not a dividend will be in excess of current and accumulated earnings and profits, the dividend will be subject to withholding. We do not intend to make quarterly estimates of that portion of dividends that are in excess of earnings and profits, and, as a result, all dividends will be subject to withholding. However, the non-U.S. stockholder may seek a refund of those amounts from the IRS.

For any year in which we qualify as a REIT, distributions that are attributable to gain from our sales or exchanges of United States real property interests will be taxed to a non-U.S. stockholder under the provisions of the Foreign Investment in Real Property Tax Act of 1980. Under this act, those dividends are taxed to a non-U.S. stockholder as if the gain were effectively connected with a United States business. non-U.S. stockholders would thus be taxed at the normal capital gain rates applicable to U.S. stockholders subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals. Also, dividends subject to this act may be subject to a 30% branch profits tax in the hands of a corporate non-U.S. stockholder not entitled to treaty exemption. We are required by the Code and applicable Treasury Regulations to withhold 35% of any dividend that could be designated as a capital gain dividend. This amount is creditable against the non-U.S. stockholder’s tax liability under this act.

Gain recognized by a non-U.S. stockholder upon a sale of shares generally will not be taxed under this act if we are a “domestically controlled REIT,” defined generally as a REIT in which at all times during a specified testing period less than 50% in value of the shares was held directly or indirectly by foreign persons. It is currently anticipated that we will be a “domestically controlled REIT,” and therefore the sale of shares will not be subject to taxation under this act. Because the shares of common stock will be publicly traded, however, no assurance can be given that we will remain a “domestically controlled REIT.” However, gain not subject to this act will be taxable to a non-U.S. stockholder if (1) investment in the shares of common stock or preferred stock is effectively connected with the non-U.S. stockholder’s United States trade or business, in which case the non-U.S. stockholder will be subject to the same treatment as U.S. stockholders with respect to that gain, and may also be subject to the 30% branch profits tax in the case of a corporate non-U.S. stockholder, or (2) the non-U.S. stockholder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and has a “tax home” in the United States, in which case the nonresident alien individual will be subject to a 30% withholding tax on the individual’s capital gains. If we were not a domestically controlled REIT, whether or not a non-U.S. stockholder’s sale of shares of common stock or preferred stock would be subject to tax under this act would depend on whether or not the shares of common stock or preferred stock were regularly traded on an established securities market (including the New York Stock Exchange) and on the size of selling non-U.S. stockholder’s interest in our capital stock. If the gain on the sale of shares were to be subject to taxation under this act, the non-U.S. stockholder will be subject to the same treatment as U.S. stockholders with respect to that gain (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals) and the purchaser of shares of common stock or preferred stock may be required to withhold 10% of the gross purchase price.

State and Local Taxes

We, and our stockholders, may be subject to state or local taxation in various state or local jurisdictions, including those in which it or they transact business or reside. Consequently, prospective stockholders should consult their own tax advisors regarding the effect of state and local tax laws on an investment in our capital stock.

LEGAL MATTERS

The validity of the securities issued hereunder, as well as legal matters described under “Federal Income Tax Considerations,” will be passed upon by Locke Liddell & Sapp LLP, Dallas, Texas, and other legal matters will be passed upon for any underwriters, dealers or agents by the counsel named in the applicable prospectus supplement.

EXPERTS

Our consolidated financial statements and the related financial statement schedule and those of our predecessor, U.S. Restaurant Properties Master L.P., incorporated in this prospectus by reference from our Annual Report on Form 10-K/A, as amended, for the year ended December 31, 1998 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report (which report expresses an unqualified opinion and includes an explanatory paragraph relating to a change in the method of accounting for contingent rent to conform to the consensus reached by the Emerging Issues Task Force in Issue 98-9 on May 21, 1998) which is incorporated by reference herein, and have been so incorporated in reliance upon the report of that firm given upon their authority as experts in accounting and auditing.